U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2/A-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Providence Resources, Inc.

(Name of small business issuer in its charter)

Texas	**1311**	**06-1538201**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2610-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2, (604) 602-1717
(Address and telephone number of principal executive offices)

2610-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2, (604) 602-1717
(Address of principal place of business or intended principal place of business)

Lawyer's Aid Service, Inc., 408 West 17th Street, Ste. 101, Austin, TX 78701, (512) 474-2020
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐ _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐ _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐ _____.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.0001 par value per share (3)	12,669,920	$0.58	$7,348,553.60	$786.30
Common Stock, $0.0001 par value per share (4)	6,334,960	$1.00	$6,334,960.00	$677.84
Common Stock, $0.0001 par value per share (5)	188,190	$0.72	$135,496.80	$14.50
Total	19,193,070		$13,819,010.40	$1,478.64

(1) The shares to be registered may be offered for sale and sold from time to time subsequent to the date on which this registration statement remains effective, by or for the accounts of the selling security holders.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) and (g).

(3) Shares of common stock being registered for resale that are owned by certain selling security holders named in the prospectus. For the purposes of these 12,669,920 shares, the registrant has used the average of the closing bid and ask prices of the common stock as reported on the Over the Counter Bulletin Board on January 3, 2007.

(4) Represents shares of common stock being registered for resale that have been or may be acquired upon the exercise of common stock purchase warrants at an exercise price of $1.00 per share issued to certain selling security holders named in the prospectus.

(5) Represents shares of common stock being registered for resale that have been or may be acquired upon the exercise of common stock purchase warrants at an exercise price of $0.72 per share issued to certain selling security holders named in the prospectus.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Registration Statement dated February 26, 2007

PROVIDENCE RESOURCES, INC.

19,193,070 shares of common stock

The Offering:

	Per Share		Total	
Offering Price[1]	$	0.72	$	13,819,010.40
Proceeds[2]	$	0	$	0
Offering Expenses[3]	$	0.0027	$	52,288.84

[1] The average weighted offering price of the shares and shares underlying warrants, estimated solely for the purpose of computing the amount of the registration fee (the proposed maximum offering price of the shares are $0.58, $0.72, and $1.00). The securities will be offered at the prevailing market price or in negotiated transactions

[2] If the selling security holders exercise their warrants in full, Providence will receive $0.72 or $1.00 per share, an aggregate of approximately $6,470,457.

[3] Offering expenses include legal, accounting, printing and related costs incurred in connection with this offering.

Providence Resources, Inc. is registering a total of 12,669,920 shares of common stock and 6,523,150 shares underlying warrants to purchase shares of common stock. The common stock to be registered constitutes 37.30% of the issued and outstanding stock as of February 26, 2007. The securities are being registered for resale on behalf of the security holders identified beginning on page 10. Security holders will determine whether to exercise their purchase warrants and the timing thereof. In addition, the security holders will determine the method for selling their common stock and the timing thereof. Providence's common stock is quoted under the symbol "PVRS" on the Over-the-Counter Bulletin Board.

This offering represents a registration of issued and outstanding shares and shares underlying warrants on behalf of certain security holders of Providence Resources, Inc. Owning Providence's common stock involves a high degree of risk and the securities offered hereby are highly speculative. See "RISK FACTORS" beginning on page 4 to read about risks. You should carefully consider these risks in holding shares of Providence's common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the prospectus filed with the Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where such offer or sale is prohibited.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

You should rely only on the information contained in this prospectus. Providence has not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. The prospectus is not an offer to sell, nor is it an offer to buy, common stock in any jurisdiction in which the offer or sale is not permitted.

The following summary is qualified in its entirety by the more detailed information and financial statements with related notes appearing elsewhere in this prospectus.

For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to "Providence," "we," "us," and "our," refer to Providence Resources, Inc., a Texas corporation, and our subsidiaries. All references herein to "Providence Exploration" refer to Providence Exploration, LLC, our wholly owned subsidiary, and its subsidiary PDX Drilling I, LLC.

The Company

Providence is involved in the exploration and development of oil and gas in Hamilton, Comanche and Val Verde Counties, Texas. Oil and gas exploration and development activities are conducted for us by Harding Company, a Dallas, Texas based independent operator. Over the next twenty four months we intend to:

- produce a full evaluation of the initial prospects in the Marble Falls and Barnett Shale leases;
- continue post drilling "fracing" in the Marble Falls and Barnett Shale leases (fracing is the fracturing of geologic formations which open up pathways for the oil or gas to flow to the well);
- fully develop the Marble Falls and Barnett Shale leases for oil and gas production;
- seismically explore the Val Verde leases;
- interpret the Val Verde seismic data; and
- develop the Val Verde leases with multiple deep drilling targets for natural gas production.

We are also involved in the purchase, refurbishment and sale of drilling and service rigs in Young County, Texas.

Corporate Information

Providence was incorporated under the laws of the State of Texas on February 17, 1993. Our executive offices are located at 2610-1066 West Hastings Street, Vancouver, British Columbia, Canada, and our telephone number is (604) 602-1717. Providence's registered statutory office is located at 408 West 17th Street, Ste. 101, Austin, Texas 78701. Our website address, *www.providencereesouresinc.com*, remains under construction. Information contained on our website is not deemed part of this prospectus.

The Offering

Securities offered by the selling security holders	Up to 12,669,920 shares of common stock and shares underlying 6,334,960 warrants exercisable at $1.00 and 188,190 warrants exercisable at $0.72.
Stock outstanding as of February 26, 2007	51,449,627 common shares.
Terms of the Offering	The selling security holders will determine when and how they will sell the common stock offered in this prospectus. See *Plan of Distribution*.
Use of proceeds	Providence will not receive any of the proceeds from the sale of common stock by the selling security holders. Providence will receive approximately $6,470,457 if the selling security holders exercise all warrants hereby registered.

Plan of Distribution

Providence is registering a total of 12,669,920 shares of common stock and 6,523,150 shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees, or other successors in interest selling shares received from a named selling security holder as a gift, partnership, distribution, or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the securities does not mean, however, that the securities will be offered or sold as the selling security holders may decide not to sell all or any of the shares they are allowed to sell under this registration statement, and the warrants may not be exercised. The selling security holders will act independently of Providence in making any decision with respect to the timing, manner and size of each sale. Sales could be made on the Over-the-Counter Bulletin Board (symbol "PVRS") or otherwise, at prices related to the then current market price, or at privately negotiated prices.

Risk Factors

Investing in our stock involves certain risks. Please review the *Risk Factors* beginning on page 4.

Summary Financial Information

The following summary of financial information should be read together with Providence's financial statements along with their accompanying notes and *Management's Plan of Operation* included elsewhere within this prospectus.

The summary financial information for the periods ended September 30, 2006 and 2005 has been derived from Providence's unaudited consolidated financial statements. The summary financial information for the year ended December 31, 2005 has been derived from Providence's audited consolidated financial statements. In the opinion of management, the unaudited financial statements have been prepared on the same basis as audited consolidated financial statements and include all adjustments which consist only of normal recurring adjustments necessary for a fair presentation of the financial statements and results of operations for the periods presented.

The periods ended September 30, 2006 and December 31, 2005 contain no revenue or cost of revenue since our acquisition of Providence Exploration occurred on September 29, 2006.

Statement of Operations Summary

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005
General and Admin. Expense	$ 913,144	$ 221,255	$ 468,677
Loss from Operations	913,144	221,255	468,677
Interest Expense	2,155,712	22,155	200,517
Interest Income	387,792	869	23,585
Loss before discontinued operations	2,681,064	242,541	645,609
Loss from discontinued operations	-	262,890	299,248
Foreign currency translation Adjustment	99	9,457	9,057
Net Loss	2,680,965	495,974	935,800
Loss per share from continuing operations, basic and diluted	0.13	0.03	0.08
Net loss per share, basic and diluted	$ 0.13	$ 0.07	$ 0.12

Balance Sheet Summary

	September 30, 2006	December 31, 2005
Working Capital	$ 2,265,771	$ 4,932,269
Current Assets	4,930,205	5,127,339
Property and equipment	47,979	1,019
Total other assets	24,022,191	-
Total Assets	29,000,375	5,128,358
Current Liabilities	2,664,434	195,070
Long-term Liabilities	3,990,208	3,645,000
Total Liabilities	6,654,642	3,840,070
Share capital	34,165,429	10,427,019
Accumulated other comprehensive income	14,469	14,370
Deficit accumulated during the development stage	11,834,164	9,153,101
Shareholders' equity	22,345,734	1,288,288
Total liabilities and shareholders' equity	$ 29,000,375	$ 5,128,358

3

RISK FACTORS

An investment in the securities registered hereby is highly speculative and involves a substantial degree of risk which should be considered only by persons who can afford to lose their entire investment. Investors should carefully consider each and every risk involved herein as well as all other information contained in this prospectus. Statements made in this prospectus may constitute forward-looking statements and are subject to many risks and uncertainties, including but not limited to, the failure of Providence to meet future capital needs and complete intended internal development due to difficulty, impracticality and/or impossibility. If any of the following risks actually occur, Providence's business, financial condition and operating results could be materially adversely affected.

Risks Related To Providence's Business

Providence has a history of operating losses and such losses may continue in the future.

Since Providence's inception in 1993, our operations have resulted in a continuation of losses and an accumulated deficit of $11,834,164 at September 30, 2006. We will continue to incur operating losses until such time as we begin producing oil and gas revenue, which may or may not eventuate. Should Providence fail to produce oil and gas revenue we may continue to operate at a loss and may never be profitable.

Providence has a limited operating history.

Providence acquired Providence Exploration on September 29, 2006, which company first began oil and gas exploration operations during the fourth quarter of 2005. As such, our limited operating history provides an inadequate track record from which to base future projections of successful operation.

Providence has a history of uncertainty about continuing as a going concern.

Providence's audits for the periods ended December 31, 2005 and December 31, 2004 expressed substantial doubt as to our ability to continue as a going concern as a result of recurring losses, an accumulated deficit of $11,834,164 as of September 30, 2006, and revenue generating activities that were insufficient to sustain operations. Unless we are able to cure this pattern of reoccurring losses and insufficient revenue, our ability to continue as a going concern will be in jeopardy.

Providence cannot represent that we will be successful in continuing operations.

Providence has not, to date, generated sufficient revenue from operations to cover expenses and may not generate sufficient revenue over the next twelve months to ensure continued oil and gas development operations. Should Providence be unable to realize sufficient revenue over that time period, it will be forced to raise additional capital to remain in operation. We have no commitments for the provision of additional capital and can offer no assurance that such capital will be available if necessary to continue operations.

We may not be successful in integrating the business operations of Providence Exploration, LLC into our business operations, stifling growth and disrupting our business.

Providence's recent acquisition of Providence Exploration involves the integration of companies that have previously operated independently. Successful integration will depend on our ability to consolidate operations and procedures and to integrate Providence Exploration's management team with our own. If we are unable to do so, we may not realize the anticipated potential benefits of the acquisition, our business development could be stifled, and results of operations may suffer. Difficulties could include the loss of key employees, the disruption of Providence Exploration's ongoing businesses, and possible inconsistencies in standards, controls, procedures and policies.

We may be unable to manage the growth of our business which failure could negatively affect development, operating results, and fiscal independence.

We believe that if our growth plan is successful, our business will grow in size and complexity. Any new sustained growth would place a significant strain on our management systems and operational resources requiring us to recruit, hire and retain new managerial, finance and support personnel. Our ability to compete effectively would also require us to maintain and improve operational, financial, and management information systems on a timely basis. Should Providence be unable to manage growth effectively, both our business development and our operating results would be negatively effected which in turn would preclude us from becoming financially independent of outside funding sources.


Risks Related to the Oil and Gas Industry


Oil and natural gas drilling and producing operations involve various risks which could result in net losses.

Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered. Wells which we drill may not be productive, and, thus, we may not be able to recover all or any portion of our investment in such wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting drilling, operating and other costs. The seismic data and other technologies which we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can reduce the feasibility of a project to produce a profit. Further, our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including:

- unexpected drilling conditions;
- title problems;
- pressure or irregularities in formations;
- equipment failures or accidents;
- adverse weather conditions;
- compliance with environmental and other governmental requirements; and
- cost of, or shortages or delays in the availability of, drilling rigs, equipment and services.

Our operations are subject to all the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including:

- encountering well blowouts;
- cratering and explosions;
- pipe failure;
- fires;
- formations with abnormal pressures resulting in uncontrollable flows of oil and natural gas;
- brine or well fluids; and
- release of contaminants into the environment and other environmental hazards and risks.

The nature of these risks is such that some liabilities including environmental fines and penalties could exceed our ability to pay for the damages. We could incur significant costs due to these risks that could result in net losses.

Providence is subject to federal, state and local laws and regulations which could create liability for personal injuries, property damage, and environmental damages.

Exploration and development, exploitation, production and sale of oil and natural gas in the United States is subject to extensive federal, state and local laws and regulations, including complex tax laws and environmental laws and regulations. Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations could harm Providence's business, results of operations and financial condition. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include oil and gas production and saltwater disposal operations and our processing, handling and disposal of hazardous materials, such as hydrocarbons and naturally occurring radioactive materials, discharge permits for drilling operations, spacing of wells, environmental protection, reports concerning operations, and taxation. Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, reclamation costs, remediation, clean-up costs and other environmental damages.

Shortages of oil field equipment, services and qualified personnel could reduce Providence's profit margin, cash flow and operating results.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. There have also been shortages of drilling rigs and other equipment, as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. We cannot be certain when or if we will experience these issues and these types of shortages or price increases which could significantly decrease any profit margin, cash flow and operating results on any particular well or restrict our ability to drill additional wells.

The results of Providence's operations depend on the production and maintenance efforts of Harding Company, a third party.

The operation of Providence's oil and natural gas operations in Comanche, Hamilton and Val Verde Counties are dependent on an independent local operator, Harding Company. The fact that we are dependent on the operations of a third party to produce revenue from our oil and natural gas assets could restrict our ability to generate a net profit from operations.

Oil and natural gas prices are volatile, and any substantial decrease in prices could cause Providence to continue to operate at a loss.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties will depend primarily upon the prices we receive for production. Oil and natural gas prices historically have been volatile and are likely to continue to be volatile in the future. Our cash flow from operations will be highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

- the level of consumer demand;
- the domestic supply;
- domestic governmental regulations and taxes;
- the price and availability of alternative fuel sources;
- weather conditions; and
- market uncertainty.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Declines in oil and natural gas prices would not only reduce future revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could cause us to continue to operate at a loss. Should the oil and natural gas industry experience significant price declines, we may continue to operate at a loss.

Risks Related to Providence's Shares

Providence does not pay dividends.

Providence does not pay dividends. Providence has not paid any dividends since inception and has no intention of paying any dividends in the foreseeable future. Any future dividends would be at the discretion of our board of directors and would depend on, among other things, future earnings, our operating and financial condition, our capital requirements, and general business conditions. Therefore, shareholders should not expect any type of cash flow from their investment.

Return of investor's capital contributions is not guaranteed.

The shares registered hereby are speculative and involve a high degree of risk. There can be no guarantee that shareholders will realize a substantial return on an investment, or any return at all, or that he or she will not lose their entire investment. For this reason, each investor should read this registration statement carefully and should consult with his or her legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

Providence may require additional capital funding.

There can be no guarantee that we will not require additional funds, either through additional equity offerings or debt placements, in order to expand our operations. Such additional capital may result in dilution to our current shareholders. Further, our ability to meet short-term and long-term financial commitments will depend on future cash. There can be no assurance that future income will generate sufficient funds to enable us to meet our financial commitments.

***If the market price of our common stock declines as the selling security holders sell their stock, the
selling security holders or others may be encouraged to engage in short selling, further depressing the
market price.***

The significant downward pressure on the price of the common stock as the selling security holders sell
material amounts of common stock could encourage short sales by the selling security holders or others.
Short selling is the selling of a security that the seller does not own, or any sale that is completed by the
delivery of a security borrowed by the seller. Short sellers assume that they will be able to buy the stock
at a lower amount than the price at which they sold it short. Significant short selling of a company's stock
creates an incentive for market participants to reduce the value of that company's common stock. If a
significant market for short selling our common stock develops, the market price of our common stock
could be significantly depressed.

Future shareholders of Providence's preferred stock may face certain risks.

Providence has 25,000,000 shares of authorized preferred stock. Though no shares are currently issued
and outstanding, shares may be issued in the future, which shares will involve a high degree of risk. The
preferred stock authorized in the articles of incorporation, allows the board of directors to designate the
dividend, voting, conversion and liquidation rights or preferences of any class of preferred stock.
However, the board of directors has never designated any class or series of preferred stock, nor has it ever
set forth any description or designation of the rights or preferences of the preferred stock. As such, the
board of directors may not allow dividends, voting, conversion, or liquidation rights. Additionally, the
designation may change from time to time.

Providence's shareholders may face significant restrictions on their stock.

Providence's stock differs from many stocks in that it is a "penny stock." The Commission has adopted a
number of rules to regulate "penny stocks" including, but not limited to, those rules from the Securities
Act as follows:

3a51-1	which defines penny stock as, generally speaking, those securities which are not listed on either NASDAQ or a national securities exchange and are priced under $5, excluding securities of issuers that have net tangible assets greater than $2 million if they have been in operation at least three years, greater than $5 million if in operation less than three years, or average revenue of at least $6 million for the last three years;
15g-1	which outlines transactions by broker/dealers which are exempt from 15g-2 through 15g-6 as those whose commissions from traders are lower than 5% total commissions;
15g-2	which details that brokers must disclose risks of penny stock on Schedule 15G;
15g-3	which details that broker/dealers must disclose quotes and other info relating to the penny stock market;
15g-4	which explains that compensation of broker/dealers must be disclosed;
15g-5	which explains that compensation of persons associated in connection with penny stock sales must be disclosed;
15g-6	which outlines that broker/dealers must send out monthly account statements; and
15g-9	which defines sales practice requirements.

Since Providence's securities constitute a "penny stock" within the meaning of the rules, the rules would apply to us and our securities. Because these rules provide regulatory burdens upon broker-dealers, they may affect the ability of shareholders to sell their securities in any market that may develop; the rules themselves may limit the market for penny stocks. Additionally, the market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to Commission Release No. 34-29093 dated April 17, 1991, the market for penny stocks has suffered from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Cautionary Note Regarding Forward Looking Statements

When used in this prospectus, the words "believes," "anticipates," "expects," "plans", and similar expressions are intended to identify forward-looking statements. The outcomes expressed in such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this *Risk Factors* section. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these statements. Providence also undertakes no obligation to update these forward-looking statements.

USE OF PROCEEDS

All proceeds from the sale of the common shares by the selling security holders will go to the selling security holders who offer and sell their shares. Providence will not receive any proceeds from the sale of the common shares by the selling security holders. However, we will receive approximately $6,470,457 if the selling security holders exercise their warrants in full. The warrant holders may exercise their warrants at any time until their expiration, as further described in the *Description of Securities* section. Since the warrant holders may exercise the purchase warrants in their own discretion, we cannot plan on any specific uses of proceeds beyond the application of proceeds to general corporate purposes.

Providence will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling security holders. Any transfer taxes payable on the shares to be sold by the selling security holders and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling security holders.

DETERMINATION OF OFFERING PRICE

The selling security holders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING SECURITY HOLDERS

As of February 26, 2007, 51,449,627 common shares of Providence's common stock are held of record by 241 shareholders.

The following tables set forth the names of the selling security holders and the number of shares of common stock and warrants to purchase shares of common stock owned beneficially by each selling security holder as of February 26, 2007. Except as may be identified in the tables, none of the selling security holders have, or within the past three years have had, any position, office or material relationship with Providence or any of our predecessors or affiliates. The tables have been prepared based upon information furnished to Providence by or on behalf of the selling security holders.

The selling security holders may decide to sell all, some, or none (or exercise and sell all, some or none) of the securities listed below. Providence cannot provide any estimate of the number of securities that any of the selling security holders will hold in the future. The securities (including those shares to be issued upon exercise of the warrants) beneficially owned by each of the selling security holders are being registered to permit public secondary trading, and the selling security holders may offer these shares for resale from time to time. See *Plan of Distribution*.

For purposes of the following tables, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares. All percentages are approximate. As explained below under *Plan of Distribution*, Providence has agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus. Further information concerning all of the following selling security holders and securities is listed under the section title *Recent Sales of Unregistered Securities*, below. The following table's warrant exercise price is $1.00. None of the security holders in the following table are broker-dealers.

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Roman Sandmayr	None	0 (0)	60,000	30,000	0.13%
Roland Wiesmann	None	0 (0)	25,000	12,500	0.05%
Markus Wassmer	None	0 (0)	40,000	20,000	0.08%
Heidi Haefeli	None	0 (0)	80,000	40,000	0.17%
Roger Curchod	None	0 (0)	50,000	25,000	0.10%
Westwood Trading Ltd. (Oliver Chaponnier)	None	0 (0)	170,000	85,000	0.35%

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Brigadoon Investments Ltd. (Marco Montanari Fuer)	None	0 (0)	150,000	75,000	0.31%
Dr. Harvey Glicker*	None	0 (0)	83,300	41,650	0.17%
Victor T. Aellen**	None	0 (0)	16,000	8,000	0.03%
Hans Peter Stocker	None	0 (0)	50,000	25,000	0.10%
Hansruedi Schumacher***	None	0 (0)	50,000	25,000	0.10%
Daniel Beck	None	0 (0)	100,000	50,000	0.21%
Dr. Marc-Andre Schwab	None	0 (0)	60,000	30,000	0.13%
Dieter Schaerer	None	170,000 (0)	80,000	40,000	0.49%
Klimkin Associated SA** (Karl-Heinz Hemmerle)	None	0 (0)	100,000	50,000	0.21%
Elsbeth Russenberger****	None	0 (0)	100,000	50,000	0.21%
Steve Nelson	None	0 (0)	40,000	20,000	0.08%
Global Leveraged Investment (Christian Diem)	None	0 (0)	300,000	150,000	0.63%
Global Undervalued Investment (George Scherrer)*****	None	0 (0)	450,000	225,000	0.94%
George Scherrer*****	None	0 (0)	100,000	50,000	0.21%
Ilse Kaufmann	None	0 (0)	85,000	42,500	0.18%
Germal GmbH (Hansruedi Schumacher***)	None	0 (0)	250,000	125,000	0.52%
Martin Alex Murbach	None	0 (0)	100,000	50,000	0.21%
Bruce Colgin	None	0 (0)	50,000	25,000	0.10%
Crenshaw Family Partnership, Ltd. (Kirby Crenshaw)**	None	0 (0)	333,330	166,665	0.70%
Theodore L. Rhyne	None	0 (0)	15,000	7,500	0.03%

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Southwest Securities, Inc. FBO Steve Nelson IRA**	None	0 (0)	20,000	10,000	0.04%
Southwest Securities, Inc. FBO Mishawn M. Nelson IRA**	None	0 (0)	30,000	15,000	0.06%
Wyler Esther	None	0 (0)	70,000	35,000	0.15%
James R. Foster	None	0 (0)	100,000	50,000	0.21%
Daryl. M. Anderson	None	0 (0)	25,000	12,500	0.05%
Peter Kubin and Marie Kubin	None	0 (0)	100,000	50,000	0.21%
Paul D. Stewart	None	0 (0)	50,000	25,000	0.10%
William Marc and Elizabeth Brogdon Hill	None	0 (0)	166,680	83,340	0.35%
Willowbend Ventures, LP (Jeffrey Wohlwend)	None	0 (0)	166,680	83,340	0.35%
David Hunter	None	0 (0)	50,000	25,000	0.10%
Michael Crabtree	None	0 (0)	100,000	50,000	0.21%
Meera Khedkar	None	0 (0)	8,500	4,250	0.02%
Nicolas Mathys	None	1,700,000 (0)	1,666,670	833,335	6.54%
Randall A. Crenshaw	None	0 (0)	500,000	250,000	1.04%
Spiral Bridge Family Limited Partnership (Robert Fenell)	None	0 (0)	50,000	25,000	0.10%
Rodney Robert Martin	None	0 (0)	33,330	16,665	0.07%
Bank Julius Baer & Co. Ltd (Swiss private bank owners)	None	0 (0)	380,000	190,000	0.79%
Niconsult GmbH (Nico Civelli)	None	0 (0)	20,000	10,000	0.04%
Patrick Meier	None	0 (0)	53,000	26,500	0.11%
Joseph Simone*	None	0 (0)	50,000	25,000	0.10%
Kenneth W. Mullane	None	0 (0)	10,000	5,000	0.02%
Peter E. Kenefick	None	0 (0)	50,000	25,000	0.10%

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Chris J. Kaskow**	None	0 (0)	60,000	30,000	0.13%
Sharad Khedkar	None	0 (0)	25,000	12,500	0.05%
Billie H. & Georgia M. Hill	None	0 (0)	25,000	12,500	0.05%
Hernan P. & Beverly Puentes	None	0 (0)	10,000	5,000	0.02%
Vladimir Mitrovic	None	0 (0)	10,000	5,000	0.02%
Samuel Weir	None	0 (0)	66,660	33,330	0.14%
David J. Serra	None	0 (0)	50,000	25,000	0.10%
Rebecca L. Gettemy	None	0 (0)	50,000	25,000	0.10%
Michael J. Schneider	None	0 (0)	33,330	16,665	0.07%
Joseph C. Bork	None	0 (0)	16,670	8,335	0.03%
Curry Plumbing And Heating (Brent Curry)	None	0 (0)	33,330	16,665	0.07%
Katy M. Chen	None	0 (0)	50,000	25,000	0.10%
Sally M. Chen	None	0 (0)	50,000	25,000	0.10%
Gen Liang Shi	None	0 (0)	20,000	10,000	0.04%
Jerry Hart	None	0 (0)	41,670	20,835	0.09%
Harold Milbrodt	None	0 (0)	20,000	10,000	0.04%
Thomas E. Jordan	None	0 (0)	35,000	17,500	0.07%
Christoph Oeschger	None	0 (0)	25,000	12,500	0.05%
Finter Bank Zurich (Swiss private bank owners)	None	0 (0)	860,000	430,000	1.79%
Dr. Robert. M. Squire M.D	None	0 (0)	30,000	15,000	0.06%
Alan Miller	None	0 (0)	40,000	20,000	0.08%
Randy Clarkson	None	0 (0)	50,000	25,000	0.10%
Dr. Frank M. Andrews**	None	0 (0)	35,000	17,500	0.07%
Kim Davies Roth IRA	None	0 (0)	40,000	20,000	0.08%

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Michelle Maggio	None	0 (0)	20,000	10,000	0.04%
Kate Mcknight	None	0 (0)	60,000	30,000	0.13%
Stanley Fineberg	None	0 (0)	25,000	12,500	0.05%
Harolyn and Harvey Glicker*	None	0 (0)	25,000	12,500	0.05%
Charles Hough	None	0 (0)	33,330	16,665	0.07%
Steve Hamilton	None	0 (0)	16,670	8,335	0.03%
Clarie Spencer	None	0 (0)	50,000	25,000	0.10%
Berkeley Alliance Capital Circle (Edward Lu)	None	0 (0)	33,330	16,665	0.07%
Barry Davis Roth IRA	None	0 (0)	340,000	170,000	0.71%
TTASSB Partners (Thomas Sweeney)	None	0 (0)	70,000	35,000	0.15%
Nachum Y. Klar	None	0 (0)	10,000	5,000	0.02%
Robert Patch Jr.	None	0 (0)	50,000	25,000	0.10%
Alfred Berg	None	0 (0)	166,670	83,335	0.35%
Wayne A. Reuter	None	0 (0)	20,000	10,000	0.04%
Theodore T. Magel	None	0 (0)	16,670	8,335	0.03%
David Hunter	None	0 (0)	20,000	10,000	0.04%
Charles B. Crowell	Director (subsequent to offering)	0 (0)	100,000	50,000	0.21%
Frank Andrews**	None	0 (0)	10,000	5,000	0.02%
Barry Donnell	None	0 (0)	100,000	50,000	0.21%
Elite Trading, LLC (Adam Green)	None	0 (0)	416,700	208,350	0.87%
Bennett Bovarnick	None	0 (0)	20,000	10,000	0.04%
Michael Swanson	None	0 (0)	2,000	1,000	0.00%
Brad Holland	None	0 (0)	100,000	50,000	0.21%

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Middlemarch Partners Limited (Cecilia Kershaw)	None	0 (0)	100,000	0	0.21%
Brant Investments Limited for Middlemarch Partners Limited	None	0 (0)	0	50,000	0.00%
Joshua Klar	None	0 (0)	86,700	43,350	0.18%
David Klar	None	0 (0)	16,700	8,350	0.03%
Joseph Sorrentino	None	0 (0)	20,000	10,000	0.04%
Bank Vontobel AG (Swiss private bank owners)	None	0 (0)	100,000	50,000	0.21%
Crenshaw Family Partnership, Ltd. (Kirby Crenshaw)**	None	0 (0)	166,670	83,335	0.35%
Mary Contini	None	0 (0)	15,000	7,500	0.03%
Mauricio A Platacuadros	None	0 (0)	33,330	16,665	0.07%
Tom Vaughn**	None	0 (0)	33,330	16,665	0.07%
Harvey Glicker*	None	0 (0)	25,000	12,500	0.05%
Herbert Naiztat	None	0 (0)	16,000	8,000	0.03%
Alfred Berg	None	0 (0)	250,000	125,000	0.52%
Charles Wronski	None	0 (0)	30,000	15,000	0.06%
Southwest Securities, Inc. FBO Steve Nelson IRA**	None	0 (0)	15,000	7,500	0.03%
Southwest Securities, Inc. FBO Mishawn M. Nelson IRA**	None	0 (0)	15,000	7,500	0.03%
Charles Harbey	None	0 (0)	16,670	8,335	0.03%
Kevin McKnight	None	0 (0)	20,000	10,000	0.04%
Nasim Nasir	None	0 (0)	16,670	8,335	0.03%
Peter Santamaria	None	0 (0)	20,000	10,000	0.04%
Sherman Dreiseszun	None	0 (0)	41,670	20,835	0.09%

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Dennis Estrada	None	0 (0)	16,670	8,335	0.03%
Jerald Gunnelson	None	0 (0)	83,340	41,670	0.17%
P J Noble	None	0 (0)	25,000	12,500	0.05%
Rick Riley	None	0 (0)	20,000	10,000	0.04%
Nelson Canache	None	0 (0)	92,000	46,000	0.19%
Mauricio A Platacuadros**	None	0 (0)	16,670	8,335	0.03%
Joseph Simone*	None	0 (0)	100,000	50,000	0.21%
Benjamin Fakheri	None	0 (0)	10,000	5,000	0.02%
Angela K. Holahan	None	0 (0)	16,670	8,335	0.03%
Ernest G. Ianetti	None	0 (0)	20,000	10,000	0.04%
Victor T. Aellen	None	0 (0)	8,000	4,000	0.02%
Leonard M. Rhoades	None	0 (0)	16,000	8,000	0.03%
David Iannacconi	None	0 (0)	20,000	10,000	0.04%
Chris J. Kaskow**	None	0 (0)	60,000	30,000	0.13%
Tom Vaughn**	None	0 (0)	83,340	41,670	0.17%
Mathew Todd Frailey	None	0 (0)	30,000	15,000	0.06%
Joseph Simone*	None	0 (0)	60,000	30,000	0.13%
Robert Katan	None	0 (0)	20,000	10,000	0.04%
David Vezzetti	None	0 (0)	20,000	10,000	0.04%
Y. Shmuel Herz	None	0 (0)	16,670	8,335	0.03%
Sean Hajo	None	0 (0)	30,000	15,000	0.06%
Michael J. Simone**	None	0 (0)	100,000	50,000	0.21%
Randolph Wallace	None	0 (0)	20,000	10,000	0.04%
Joseph Hope	None	0 (0)	20,000	10,000	0.04%
Arno Gassner	None	0 (0)	50,000	25,000	0.10%
Wayne Todd Ervin	None	0 (0)	83,000	41,500	0.17%
V K Mullins	None	0 (0)	10,000	5,000	0.02%

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Shares Offered for the Selling Security Holder Accounts	Number of Warrants Offered For the Selling Security Holder Accounts	Percentage of Shares Owned By the Selling Security Holders After the Offering
Carol H Cassidy	None	0 (0)	10,000	5,000	0.02%
Sueperior Investments LLC (Susan DeMarco)	None	0 (0)	20,000	10,000	0.04%
Klimkin Associated SA (Karl-Heinz Hemmerle)**	None	0 (0)	50,000	25,000	0.10%
Stewart Kennedy**	None	0 (0)	10,000	5,000	0.02%
Dominik Zehnder	None	0 (0)	20,000	10,000	0.04%
Michael J. Simone**	None	0 (0)	50,000	25,000	0.10%
Michael Monaco	None	0 (0)	100,000	50,000	0.21%
Stewart Kennedy**	None	0 (0)	40,000	20,000	0.08%
Antonio Herrero	None	0 (0)	83,300	41,650	0.17%
Carla and Mark Coyle	None	0 (0)	15,000	7,500	0.03%
Victoria Stapleton	None	0 (0)	10,000	5,000	0.02%
Laurence Maguire	None	0 (0)	17,000	8,500	0.04%
Michael B. Oring	None	0 (0)	140,000	70,000	0.29%

The following selling security holders are broker-dealers. These security holders are not underwriters. These security holders obtained their respective securities as commissions on the above offering. The following table's warrant exercise price is $0.72.

Security Holder (natural persons with power to vote or to dispose of the securities offered)	Position or Material Relationship	Number of Shares (and warrants) Held Before the Offering	Number of Warrants Offered For the Selling Security Holder Accounts
CR Innovations AG (Christian Russenberger)****	None	0 (0)	122,640
JTE Finanz AG (Joe Eberhard******)	None	0 (0)	35,700
Chris Trina	None	0 (0)	7,350
Quentin Bischoff	None	0 (0)	1,500
Todd McKnight	None	0 (0)	21,000

*	Purchased shares under the offering on three occasions:
	Harvey and Harolyn Glicker for a total of 133,300 shares
	Joseph Simone for a total of 210,000 shares
**	Purchased shares under the offering on two occasions:
	Victor T. Aellen for a total of 24,000 shares
	Klimkin Associated SA for a total of 150,000 shares
	Crenshaw Family Partnership, Ltd. for a total of 500,000 shares
	Southwest Securities, Inc. FBO Steve Nelson IRA for a total of 35,000 shares
	Southwest Securities, Inc. FBO Mishawn M. Nelson IRA for a total of 45,000 shares
	Dr. Frank M. Andrews for a total of 45,000 shares
	Tom Vaughn for a total of 116,670 shares
	Chris J. Kaskow for a total of 120,000 shares
	Mauricio A Platacuadros for a total of 50,000 shares
	Michael J. Simone for a total of 150,000 shares
	Stewart Kennedy for a total of 50,000 shares
***	Germal GmbH (with Hansruedi Schumacher as voting power) and Hansruedi Schumacher purchased shares under the offering
****	Elsbeth Russenberger and Christian Russenberger are married
*****	Global Undervalued Investment (with George Scherrer as voting power) and George Scherrer purchased shares under the offering
******	Joe Eberhard owns 400,000 shares

PLAN OF DISTRIBUTION

Providence is registering a total of 19,193,070 shares of common stock and shares underlying warrants to purchase common stock for resale on behalf of our selling security holders. The selling security holders or pledgees, donees, transferees or other successors in interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement.

The selling security holders will act independently of Providence in making any decision with respect to the timing, manner and size of each sale. The sales may be made in negotiated transactions or on the over-the-counter market at prevailing market prices or privately negotiated prices. The selling security holders could effect such transactions by selling the shares to or through broker-dealers by one or more of, or a combination of, the following mechanisms:

- a block trade in which the broker-dealer so engaged attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this registration statement,
- an exchange distribution in accordance with the rules of such exchange,
- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
- privately negotiated transactions.

Providence will file post-effective amendments to this registration statement as required, to include any additional or changed material information pertinent to this plan of distribution or any facts or events, which individually or together represent a fundamental change in the information contained in this registration statement. Further, Providence's responsibilities will include the obligation to file a post-effective amendment to this registration statement upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer.

Post-effective amendment will disclose:

- the name of each such selling shareholder and the participating broker-dealer,
- the number of shares involved,
- the price at which such shares will be sold,
- the commissions paid or discounts or concessions allowed to such broker-dealer, where applicable,
- that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this registration statement, and
- additional facts material to the transaction.

The selling security holders could enter into hedging transactions with broker-dealers in connection with distributions of Providence's common stock or otherwise. Pursuant to such transactions, broker-dealers could engage in short sales of the shares in the course of hedging the positions they assume with selling security holders. The selling security holders could also sell shares short and redeliver Providence's common stock to close out such short positions. The selling security holders could enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of Providence's common stock. The broker-dealer could then resell or otherwise transfer such shares pursuant to this registration statement. The selling security holders could also loan or pledge the shares to a broker-dealer. The broker-dealer may sell common stock so loaned, or upon default the broker-dealer may sell the pledged shares pursuant to this registration statement.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of Providence's common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with our common stock.

Selling security holders, broker-dealers and agents may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with the sale of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of Providence's common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Since the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the registration statement delivery requirements of the Securities Act. Further, any securities covered by this registration statement which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this registration statement.

The selling security holders have advised Providence that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. No underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling security holders.

Providence's common stock may be sold only through registered or licensed brokers if required under applicable state securities laws. Further, in certain states, our common stock can not be sold unless registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

Under the applicable rules and regulations of the Exchange Act, any person engaged in the distribution of Providence's common stock may not simultaneously engage in market making activities with respect to Providence's shares for a period of five business days prior to the commencement of such distribution. Further, each selling security holder will be subject to the applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions limit the timing of purchases and sales of shares of Providence's common stock by the selling security holders. Providence will make copies of this registration statement available to the selling security holders and have informed them of the need for delivery of copies of this registration statement to purchasers at or prior to the time of any sale of our common stock.

Providence will bear all costs, expenses and fees in connection with the registration of our common stock. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL PROCEEDINGS

Providence is not a party to any pending legal proceeding or litigation. Further, Providence's officers and directors know of no legal proceedings against them or Providence's business being contemplated by any governmental authority.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each director and executive officer of Providence:

Name	Age	Position
Nora Coccaro	49	Chief executive officer, chief financial officer, principal accounting officer, and director
Markus Mueller	48	Chairman of the board of directors
Charles Crowell	62	Director
Randy Buchamer	50	Director

Nora Coccaro was appointed to Providence's board of directors and as our chief executive officer, chief financial officer and principal accounting officer on November 16, 1999. She will serve until the second succeeding annual meeting and until such time as a successor is elected and qualified.

Ms. Coccaro also serves as an officer and director (December 2005 to present) of Newtech Resources, Inc., an OTC:BB quoted company without current operations, an officer and director (February 2004 to present) of Solar Energy Limited, an OTC: BB quoted company involved in the development of alternative sources of energy, an officer and director (from January 15, 2000 to present) of Sona Development Corp., an OTC: BB quoted company without current operations, and as an officer and director (October 2003 to present) of ASP Ventures Corp., an OTC: BB quoted company without current operations. Ms. Coccaro has also served as an officer and director (February 2000 to January 2004) of OpenLimit, Inc., an OTC: BB quoted company involved in credit card encryption technology, as a director (1998 until May 1999) of Americana Gold & Diamond Holdings, Inc. an OTC: BB quoted company without current operations, and as an officer and director (1997 until 1999) of Black Swan Gold Mines, a Toronto Senior Listing company with diamond exploration activities in Brazil. Since September 1998, Ms. Coccaro has acted as the Consul of Uruguay to Western Canada. Ms. Coccaro attended medical school at the University of Uruguay before becoming involved in the management of public entities.

Markus Mueller was appointed to Providence's board of directors on May 28, 2003, and was appointed as Chairman of the Board of directors on October 26, 2006. He will serve until the third succeeding annual meeting and until such time as a successor is elected and qualified.

Mr. Mueller also serves as a director (August 2000 to present) of Scherrer & Partner Portfolio Management AG Zurich and of First Equity Securities AG Zurich, both of which are involved in asset management for private clients and manage investment funds. Prior to Mr. Mueller's current engagements, he acted as a director (1995 to 2000) of Jefferies AG Zurich (Switzerland) and as the managing director (1995 to 2000) of Jefferies Management AG Zug (Switzerland), both of which are also involved in asset management for private clients.

Charles Crowell was elected to Providence's board of directors on November 17, 2006, and will serve until the next annual meeting and until such time as a successor is elected and qualified.

Mr. Crowell serves as a director (July 2002 to present) of Gasco Energy, Inc., an AMEX listed natural gas and petroleum exploitation, development, and production company. Since 1993, Mr. Crowell has been a practicing attorney and a consultant to oil and gas companies, and was a senior member (November 1995 to June 1998) of Crowell & Bishop, PLLC, Attorneys. Mr. Crowell has served as director (June 1999 to February 2001) of Comanche Energy, Inc., an OTC:BB quoted energy company. Mr. Crowell has also held the position of manager (September 1996 to June 2000) at Enigma Engineering Company, LLC. Mr. Crowell has served as director (June 1997 to October 1998) of Arakis Energy Corporation, a NASDAQ National Market listed company, as director (December 1989 to May 1993) and chairman of the board (August 1990 to December 1992) of Aero Services International, Inc., a NASDAQ National Market listed company, and as director (October 1989 to May 1993) of Triton Europe, plc, a London Stock Exchange quoted company. Mr. Crowell holds a BA degree from Johns Hopkins and a JD from University of Arkansas. He was admitted to the practice of law in Texas in 1974.

Randy Buchamer was elected to Providence's board of directors on November 17, 2006, and will serve until the next annual meeting and until such time as a successor is elected and qualified.

Mr. Buchamer is the chief executive officer (August 2001 to present) and was the chairman of the board (August 2001 to January 2003) of Voice Mobility Inc., an OTC:BB and TSX quoted unified communications company. Mr. Buchamer serves as director and chief financial officer (March 2004 to present) of Bradner Ventures Ltd, a reporting company registered with the Commission without operations. He is also a director of BC ADVANTAGE FUNDS, a British Columbia based government accredited management capital fund. Mr. Buchamer served as director of Heartland Oil and Gas Ltd. (October 2002 to May 2005) an OTC:BB quoted gas extraction company. Mr. Buchamer was the managing director of operations (March 1999 to April 2000) of The Jim Pattison Group and was responsible for supporting the operations of the subsidiaries. Mr. Buchamer was the vice-president and chief operating officer (March 1988 to March 1999) for Mohawk Oil, a producer and seller of petroleum products. Mr. Buchamer holds an Executive Management Development Degree (condensed EMBA) from Simon Fraser University and attended the University of Illinois in Business Administration (Marketing and Finance). He has also completed courses at the IBM Canada Business Management School.

No other person is expected to make any significant contributions to Providence who is not an executive officer or director of Providence.

Board of Directors Committees

The board of directors has not established an audit, nomination, or compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, Providence will be required to establish an audit committee. Further, since we increased the number of directors to four on November 17, 2006, and wish to differentiate certain directors' duties with regard to committees, we expect to establish an audit committee, as well as determining who will become a member of such committee at our next board of directors meeting.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. Providence will most likely adopt a provision for compensating directors in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the ownership of Providence's common stock as of February 26, 2007, with respect to: (i) all directors; (ii) each person known by us to be the beneficial owner of more than five percent of our common stock; and (iii) our directors and executive officers as a group.

Title of Class	Names and Addresses of Management, Nominees And Certain Beneficial Owners	Number of Shares	Percent of Class
Common	Nora Coccaro - chief executive officer, chief financial officer, principal accounting officer, and director 2610-1066 West Hastings St. Vancouver, British Columbia, Canada	353,500	0.69%
Common	Markus Mueller - chairman of the board of directors c/o FES AG, Bleicherweg 66 CH-8022 Zurich, Switzerland	7,184,384	13.96%
Common	Randy Buchamer - director 4275 Canterbury Crescent North Vancouver, B.C. V7R 3N4	500,000	0.97%
Common	Charles Crowell - director 503 University Tower 6440 N. Central Expressway Dallas, Texas 75206	100,000*	0.19%
Common	Nicolas Mathys Weinberghohe 17 CH-6340 Baar, Switzerland	3,366,670	6.54%
Common	Bo Thorwald Berglin Splügenstrasse 12 CH-8002 Zurich, Switzerland	2,658,759	5.17%
Common	Officer and Directors as a Group	7,537,884	14.65%

* Additionally, Charles Crowell has 50,000 common share purchase warrants exercisable at $1.00 per share before July 25, 2009.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of Providence's capital stock. This summary is subject to and qualified by our articles of incorporation and bylaws.

Common Stock

As of February 26, 2007, there were approximately 241 shareholders of record holding a total of 51,449,627 shares of fully paid and non-assessable common stock of the 100,000,000 shares of common stock, par value $0.0001, authorized. The board of directors believes that the number of beneficial owners is substantially greater than the number of record holders because a portion of our outstanding common stock is held in broker "street names" for the benefit of individual investors. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of February 26, 2007, there were no shares issued and outstanding of 25,000,000 shares of preferred stock, par value $0.0001, authorized. Providence's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the board of directors.

Convertible Promissory Note

Providence has issued (i) seven debentures in the aggregate amount of $3,320,000 at 7% interest that are convertible into common shares at $0.35 per share at any time until November 30, 2010, and (ii) one debenture in the amount of $250,000 at 10% interest convertible into common shares at $0.10 per share at any time until May 6, 2010.

Warrants

Providence has issued (i) 348,000 common share purchase warrants exercisable at $0.30 per share at any time until December 1, 2010, (ii) 6,684,960 common share purchase warrants exercisable at $1.00 per share at any time until July 25, 2009, (iii) 188,190 common share purchase warrants exercisable at $0.72 per share at any time until November 7, 2009, and (iv) 46,500 common share purchase warrants exercisable at $0.72 per share at any time until November 20, 2009.

Transfer Agent and Registrar

Providence's transfer agent and registrar is Interwest Transfer, 1981 E. Murray-Holladay Road, Holladay, Utah, 84117–5164. Interwest's phone number is (801) 272-9294.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this prospectus was hired on a contingent basis or will receive a direct or indirect interest in Providence.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for Providence by Gerald Einhorn, Esq.

Auditors

Providence's audited financial statements as of December 31, 2005 and 2004, audited by Chisholm, Bierwolf & Nilson, LLC, Providence's independent auditors, have been included in this registration statement in reliance upon the reports and review of Chisholm, Bierwolf & Nilson, LLC, given their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

DESCRIPTION OF BUSINESS

Business

Providence was incorporated under the laws of the State of Texas on February 17, 1993, as "GFB Alliance Services, Inc." We have since undergone several name changes and on May 13, 1999, pursuant to an amendment to our articles of incorporation, adopted the name "Healthbridge, Inc." During early 2002 we acquired exclusive ownership of the Valides® Modular Infectious Waste Disposal System and the Medides System. The acquisition included all the intellectual property associated with the technologies including patents, patents pending, proprietary software, and licenses required to manufacture, operate and market these technologies worldwide. Prior to year end 2005 we decided to discontinue all operations connected to the Valides® Modular Infectious Waste Disposal System and the Medides System due to our inability to successfully commercialize this technology.

Providence decided to enter into the oil and gas business in November of 2005. We executed a secured promissory note with Providence Exploration dated December 1, 2005, to loan up to $5,000,000 to fund its oil and gas exploration and development activities and lease purchases. On April 10, 2006, we executed a Securities Exchange Agreement with Providence Exploration and the membership unit holders of Providence Exploration and concurrently entered into a Note Exchange Agreement with the holders of certain of Providence Exploration's promissory notes, which agreements resulted in the acquisition of Providence Exploration as a wholly owned subsidiary on September 29, 2006. Our name was effectively changed from "Healthbridge, Inc." to "Providence Resources, Inc." on October 3, 2006.

Providence is now involved in the exploration and development of oil and gas in Hamilton, Comanche and Val Verde Counties, Texas. Oil and gas exploration and development activities are conducted for us by Harding Company, a Dallas, Texas based independent operator. We are also involved in the purchase, refurbishment and sale of drilling and service rigs through Providence Exploration's wholly owned subsidiary PDX Drilling I, LLC on site in Young County, Texas.

Oil and Gas Exploration in Comanche and Hamilton Counties

On October 1, 2005, Providence Exploration purchased interests in approximately 6,272 acres of oil and gas leases located in Comanche and Hamilton Counties, Texas, from Harding Company, in exchange for $3,136,273. Providence Exploration acquired a 90% working interest while Harding Company retained a 10% working interest in the leases. Providence Exploration is entitled to earn a 68.4% net revenue interest subject to fulfilling its financial commitments to the exploration and development of the leases. Harding Company remains responsible for conducting seismic research on the leases, making recommendations on drill site locations, and drilling and operating wells located on the leases.

Providence Exploration is responsible for one hundred percent (100%) of the costs associated with conducting the seismic program, drilling, and completing the wells on the project. Harding Company is responsible for ten percent (10%) of future expenses related to the shipment of any gas produced from project wells. Under this arrangement, Providence Exploration intends to develop and produce oil and gas from the Marble Falls and Barnett Shale and Strawn formations in prospect specific areas of the Fort Worth basin.

Harding Company.

Harding Company (*www.hardingcompany.com*) is a 52 year old, Dallas-based oil and gas exploration, development and operating company. While Harding Company has conducted operations throughout Texas and the region, it is currently primarily engaged in conducting operations in the Barnett Shale. Harding Company has extensive experience in implementing three dimensional seismic and horizontal drilling techniques.

Development Activities to Date.

Since executing a Joint Exploration Agreement, Providence Exploration and Harding Company have initiated seismic and drilling operations. Based on the results of these seismic operations, Providence Exploration acquired an additional 1,102.53 acres in Comanche County from Harding Company in July of this year for $330,751.50, bringing the total acreage leased by us in Comanche and Hamilton Counties to 7,374 acres. The four initial drill sites in Comanche County are as follows:

- The Marrs # 1 well has been drilled to test the Strawn formation. An evaluation of the well is in process.

- The Steward #1H well was completed in the Barnett Shale formation and fracture stimulated in three individual frac stages on October 27, 2006. The well flowed back frac treatment fluid from October 27 to November 6, 2006, followed by swabbing, which resulted in the recovery of 98% of the fluid treatment volume. Gas lift with nitrogen was conducted to increase fluid recovery and total treatment recovery was increased to 132%. Due to a high water production rate of greater than 1,000 barrels of water per day gas production was hindered which prevented a commercial Barnett Shale completion. Operations at the Steward #1H have been suspended at this time.

- The Nowell #1H well was completed in the Barnett Shale formation and frac stimulated in four individual frac stages on October 25, 2006. The well flowed back until tubing was run in the well. Artificial lift operations were conducted using a swab unit followed by gas lift with nitrogen. Gas lift was installed to remove fluids at an increased rate. To date, a volume equal to 95% of the total fluid treatment volume has been recovered from the Barnett Shale completion. Due to a high water production rate of greater than 1,000 barrels of water per day gas production was hindered which prevented a commercial Barnett Shale completion. The initial Barnett Shale completion was abandoned with a cast iron bridge plug set over the Barnett Shale perforations and recompletion to the Ellenberger breccia porosity is currently being tested. The Ellenberger breccia porosity has been perforated and swabbed down with a show of oil and limited water production. An acid treatment will be conducted in the near future and the Ellenberger breccia porosity tested further for oil and gas.

- The Patton #2H well has been drilled 3,752 feet into the Ellenberger formation and subsequently logged. The logs are being reviewed and evaluated at this time. The well is located in close proximity to the Providence-owned pipeline infrastructure.

Our oil and gas pipeline infrastructure is a five mile, 6 and 5/8 inch, pipeline gathering system in Southeast Comanche County which has been constructed by Comanche County Pipeline, LLC, a partnership owned 90% by Providence Exploration, LLC and 10% by Harding Company and others. The system will gather gas to an existing hydrocarbon dew point control plant that will be capable of handling our initial volumes. The system will need to be extended after the volumes reach 500 MCF per day. The extension will increase capacity to as much as 5,000 MCF per day and will be able to deliver volumes directly into an existing Atmos Texas Pipeline system in Hamilton County. Our gathering system is designed and constructed to meet or exceed all Department of Transportation and Texas Railroad Commission regulations. When the system is complete, it will allow production to flow directly to competitive markets which will assure consistent prices for production.

Timetable for Activities.

		Number Of Wells	Land	Drill & Complete	Pipeline	Monthly Total
	2006					
Actual	July	1	$330,757	$1,847,345		$2,178,102
	August	1		$1,910,345		$1,910,345
	September	1		$369,460		$369,460
	October					
Estimated	November				$1,224,500	$1,224,500
	December	1		$670,380		$670,380
	2007					
	January					
	February	2		$1,340,760		$1,340,760
	March				$2,095,300	$2,095,300
	April	2		$1,340,760		$1,340,760
	May	1		$670,380		$670,380
	June					
	July					
	August					
	September					
	October					
Grand Total		9	$330,757	$8,149,430	$3,319,800	$11,799,987

The projected expenditures for Comanche and Hamilton Counties are subject to the confirmation of gas from the Strawn formation since the Barnett Shale has not yet been proven commercial.

Oil and Gas Exploration in Val Verde County

On March 30, 2006, Providence Exploration purchased approximately 12,832 acres of oil and gas leases located in Val Verde County, Texas from Global Mineral Solutions, L.P. located in Val Verde County, Texas, in exchange for $3,849,600, of which $1,924,800 was paid in cash and $1,924,500 by a promissory note which was converted into 3,500,000 shares of our common stock on October 4, 2006. Global Mineral Solutions, L.P. retained a thirteen percent (13%) carried interest in the leases that will convert to a 13% working interest after the completion of the first eight wells.

Description of Val Verde Target.

The Val Verde leases include multiple deep drilling targets for natural gas exploration, development and production within the Ellenberger carbonate, Strawn carbonate and Pennsylvanian-Wolfcamp sandstone reservoirs.

Harding Company Participation.

Harding Company has agreed to operate and fund five percent (5%) of the proposed three dimensional seismic program that is to be conducted over the Val Verde leases according to the terms of a Letter Agreement dated March 30, 2006. During the seismic program, Harding Company is to be paid $25,000 per month and one hundred percent (100%) of the costs associated with engaging third party consultants to assist with the interpretation of the results obtained from the seismic program. Harding Company has further agreed to act as our operator for drilling and developing the property, and has acquired a five percent (5%) working interest in the leases for $192,480 with an option to acquire an additional five percent (5%) working interest in the leases on or before March 31, 2007 by paying Providence Exploration an amount equal to eleven and one half percent (11.5%) of the costs associated with drilling the first eight (8) wells on the property.

Development Activities to Date.

Harding Company has scoped and prepared an extensive technical review of the current seismic data and development of a design for a 3D seismic survey over leases in 2006; these "seismic" activities are used to locate oil and gas by projecting sound waves into the earth. Six seismic acquisition contractors received our survey design parameters, which parameters are expected to improve the usability of the seismic data in the area. The bids were evaluated based on their technical, cost, and crew availability metrics. We are now ready to complete a contract for the survey. Concurrently, we have contacted the other operators with adjacent leases and have proposed that they: i) participate in our planned 3D seismic survey to lower our overall costs, or ii) alternatively the participation by all operators in a joint 3D seismic survey to be provided by a third party (using the same contractors that bid on our own planned 3D survey and our basic design). A joint 3D survey would be more cost efficient to Providence.

Timetable for Activities.

		Number Of Wells	3D Seismic	Drilling	Pipeline	Overhead	Monthly Total
	2006						
Actual	July					$25,000	$25,000
	August						
	September					$25,000	$25,000
	October						
Estimated	November						
	December						
	2007						
	January					$25,000	$25,000
	February		$1,380,000			$25,000	$1,405,000
	March					$25,000	$25,000
	April					$25,000	$25,000
	May						
	June	1		$3,724,500			$3,724,500
	July						
	August				$500,000		$500,000
	September						
	October	1		$3,724,500	$500,000		$4,224,500
Grand Total		2	$1,380,000	$7,449,000	$1,000,000	$150,000	$9,979,000

Acquisition and Disposition of Drilling and Service Rigs

PDX Drilling I, LLC, a wholly owned subsidiary of Providence Exploration, is involved in the acquisition, refurbishment and sale of drilling and service rigs, in addition to providing drilling services. Drilling rigs are used to drill oil and gas wells while service rigs are used to rework and maintain existing oil and gas wells. Since inception, PDX has acquired one drilling rig, two service rigs, and the basic components to build two additional drilling rigs. PDX has also sold one service rig and one drilling rig. The other service rig was destroyed in an accident and PDX has a claim to the insurance for this rig. As PDX has gauged the drilling and service rig market during the last quarter, it has decided to wind down its drilling and service rig acquisition and sales operations. PDX is selling its components for the two remaining drilling rigs.

Provision of Drilling Services

During the last half of 2005 and the first calendar quarter of 2006, PDX provided drilling services to operators in the area surrounding Graham, Texas. During such period, PDX drilled four wells and serviced a number of existing wells with its service rigs. Management has since terminated its drilling services due to difficulties getting qualified personnel and operators and the increasing and prohibitive costs which has resulted in losses.

Competition

The oil and gas business in Texas is highly competitive. We compete with over 1,000 independent companies, many with greater financial resources and larger staff than we have available. Texas hosts approximately 40 significant independent operators including Marathon Oil, Houston Exploration Company and Newfield Exploration Company in addition to over 950 smaller operations with no single producer dominating the area. Major operators such as Exxon, Shell Oil, ConocoPhillips, Mobil and others that are considered major players in the oil and gas industry retain significant interests in Texas. We believe that we can successfully compete against the independent companies by focusing our efforts on the efficient development of our leases.

Market

The products to be sold by us, oil and natural gas, are commodities purchased by many distribution and retail companies. Crude oil can be sold whenever it is produced subject to transportation cost. Natural gas requires transportation from point of production to the purchaser by pipeline.

Patents, Trademarks, Licenses, Franchises,
Concessions, Royalty Agreements and Labor Contracts

We currently have no patents, trademarks, licenses, franchises, concessions, or labor contracts. However, the leases acquired for oil, gas and mineral interests do provide for the provision of royalty payments in the event that production is realized from the leases.

Government Regulation of Exploration and Production

Providence's oil and gas exploration, including future production and related operations are subject to extensive rules and regulations promulgated by federal and state agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry adds to our cost of doing business and affects our profitability. Because such rules and regulations are frequently amended or interpreted differently by regulatory agencies, we are unable to accurately predict the future cost or impact of complying with such laws.

Providence's oil and gas exploration and future production operations are and will be affected by state and federal regulation of gas production, federal regulation of gas sold in interstate and intrastate commerce, state and federal regulations governing environmental quality and pollution control, state limits on allowable rates of production by a well or pro-ration unit and the amount of gas available for sale, state and federal regulations governing the availability of adequate pipeline and other transportation and processing facilities, and state and federal regulation governing the marketing of competitive fuels. For example, a productive gas well may be "shut-in" because of an over-supply of gas or lack of an available gas pipeline in the areas in which we may conduct operations. State and federal regulations generally are intended to prevent waste of oil and gas, protect rights to produce oil and gas between owners in a common reservoir, control the amount of oil and gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies.

Many state authorities require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and gas. Such states also have ordinances, statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of properties, the regulation of spacing, plugging and abandonment of wells, and limitations establishing maximum rates of production from wells. However, no Texas regulations provide such production limitations with respect to our operations.

Environmental Regulation

The recent trend in environmental legislation and regulation has been generally toward stricter standards, and this trend will likely continue. Providence does not presently anticipate that we will be required to expend amounts relating to future oil and gas production operations that are material in relation to our total capital expenditure program by reason of environmental laws and regulations, but because such laws and regulations are subject to interpretation by enforcement agencies and are frequently changed by legislative bodies, we are unable to accurately predict the ultimate cost of such compliance for 2006.

Providence is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and areas containing threatened and endangered plant and wildlife species, and impose substantial liabilities for unauthorized pollution resulting from our operations.

The following environmental laws and regulatory programs appear to be the most significant to our operations in 2007:

Clean Water and Oil Pollution Regulatory Programs – The federal Clean Water Act ("CWA") regulates discharges of pollutants to surface waters. The discharge of crude oil and petroleum products to surface waters also is precluded by the Oil Pollution Act ("OPA"). Our operations are inherently subject to accidental spills and releases of crude oil and drilling fluids that may give rise to liability to governmental entities or private parties under federal, state or local environmental laws, as well as under common law. Minor spills may occur from time to time during the normal course of our future production operations. We will maintain spill prevention control and countermeasure plans ("SPCC plans") for facilities that store large quantities of crude oil or petroleum products to prevent the accidental discharge of these potential pollutants to surface waters.

Clean Air Regulatory Programs – Our operations are subject to the federal Clean Air Act ("CAA"), and state implementing regulations. Among other things, the CAA requires all major sources of hazardous air pollutants, as well as major sources of certain other criteria pollutants, to obtain operating permits, and in some cases, construction permits. The permits must contain applicable Federal and state emission limitations and standards as well as satisfy other statutory and regulatory requirements. The 1990 Amendments to the CAA also established new monitoring, reporting, and recordkeeping requirements to provide a reasonable assurance of compliance with emission limitations and standards. Providence currently obtains construction and operating permits for our compressor engines; we are not presently aware of any potential adverse claims in this regard.

Waste Disposal Regulatory Programs – Our operations will generate and result in the transportation and disposal of large quantities of produced water and other wastes classified by EPA as "non-hazardous solid wastes". The EPA is currently considering the adoption of stricter disposal and clean-up standards for non-hazardous solid wastes under the Resource Conservation and Recovery Act ("RCRA"). In some instances, EPA has already required the clean up of certain non-hazardous solid waste reclamation and disposal sites under standards similar to those typically found only for hazardous waste disposal sites. It also is possible that wastes that are currently classified as "non-hazardous" by EPA, including some wastes generated during our drilling and production operations, may in the future be reclassified as "hazardous wastes". Because hazardous wastes require much more rigorous and costly treatment, storage, transportation and disposal requirements, such changes in the interpretation and enforcement of the current waste disposal regulations would result in significant increases in waste disposal expenditures.

The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") –
CERCLA, also known as the "Superfund" law, imposes liability, without regard to fault or the legality of
the original conduct, on certain classes of persons who are considered to have caused or contributed to the
release or threatened release of a "hazardous substance" into the environment. These persons include the
current or past owner or operator of the disposal site or sites where the release occurred and companies
that transported disposed or arranged for the disposal of the hazardous substances under CERCLA. These
persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous
substances that have been released into the environment and for damages to natural resources. Providence
is not presently aware of any potential adverse claims in this regard.

Texas Railroad Commission – The State of Texas has promulgated certain legislative rules pertaining to
exploration, development and production of oil and gas that are administered by the Texas Railroad
Commission. The rules govern permitting for new drilling, inspection of wells, fiscal responsibility of
operators, bonding wells, the disposal of solid waste, water discharge, spill prevention, liquid injection,
waste disposal wells, schedules that determine the procedures for plugging and abandonment of wells,
reclamation, annual reports and compliance with state and federal environmental protection laws. We
believe that we will function in compliance with these rules.

We believe that all of our operations are in substantial compliance with current applicable federal, state
and local environmental laws and regulations and that continued compliance with existing requirements
will not have a material adverse effect our financial position, cash flows or results of operations. There
can be no assurance, however, that current regulatory requirements will not change, currently unforeseen
environmental incidents will not occur or past non-compliance with environmental laws or regulations
will not be discovered.

Employees

Providence currently has 2 employees and 1 consultant and uses an independent operator, Harding
Company, to operate and manage our interests in oil and gas operations. Providence uses consultants,
attorneys, and accountants as necessary to assist in the development of our business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This *Management's Plan of Operation* and *Results of Operations* and other parts of this prospectus
contain forward-looking statements that involve risks and uncertainties. Forward-looking statements can
also be identified by words such as "anticipates," "expects," "believes," "plans," "predicts," and similar
terms. Forward-looking statements are not guarantees of future performance and our actual results may
differ significantly from the results discussed in the forward-looking statements. Factors that might cause
such differences include, but are not limited to, those discussed in the subsection entitled *Forward-
Looking Statements and Factors That May Affect Future Results and Financial Condition* below. The
following discussion should be read in conjunction with our financial statements and notes thereto
included in this prospectus. Our fiscal year end is December 31.

General

Providence's current financial condition and results of operations depend primarily on private financing
activities as well as revenue generated from the operations of Providence Exploration. Providence
Exploration has a limited history of generating revenue, which cannot be viewed as an indication of
continued growth, and a historical record of incurring losses. Should Providence be unable to generate
revenue to the point where we can realize net cash flow, such failure will have an impact on our ability to
continue business operations.

Business Strategy

Over the next twelve months, Providence, working with Harding Company, intends to:

- produce a full evaluation of the initial prospects in the Marble Falls, Barnett Shale and Strawn leases;
- continue post drilling "fracing" in the Marble Falls and Barnett Shale leases (fracing is the fracturing of geologic formations which open up pathways for the oil or gas to flow to the well);
- explore to develop the Marble Falls and Barnett Shale and Strawn leases for oil and gas production;
- seismically explore the Val Verde leases;
- interpret the Val Verde seismic data; and
- develop the Val Verde leases with multiple deep drilling targets for natural gas production.

Providence's business development strategy is prone to significant risks and uncertainties that can have an immediate impact on efforts to realize net cash flow. This impact may deter future prospects of revenue.

Results of Operations

During the nine month period ended September 30, 2006, Providence was involved in (i) finalizing those agreements pertaining to the acquisition of Providence Exploration, and (ii) raising additional capital by way of common stock offerings to fund the exploration, development and prospective production from those properties Providence Exploration has under lease.

During the same nine month period, Providence Exploration (i) realized revenues from servicing equipment sales, (ii) completed the purchase of the Val Verde County leases, (iii) began seismic exploratory preparation on the Val Verde County leases, (iv) initiated seismic operations, identified drill sites and acquired an additional 1,103 acres in the Marble Falls and Barnett Shale leases, and (v) commenced drilling on the Marble Falls and Barnett Shale formations.

Providence expects to realize revenues within the next twelve months of operation from servicing equipment sales and from oil and gas production. However, we can provide no assurance that either activity will produce revenue within this time frame or at all.

In the near term, we will not be able to generate sufficient cash flow from operations to sustain our business as we continue to incur lease development expenses. Further, there can be no assurance that Providence will ever be able to generate sufficient cash flows to sustain operations. Our business development strategy is prone to significant risks and uncertainties, certain of which can have an immediate impact on our efforts to realize positive net cash flow and deter the prospect of future revenue.

Losses

Net losses for the three month period ended September 30, 2006, increased to $976,160 from $113,043 for the three month period ended September 30, 2005. Net losses for the nine month period ended September 30, 2006, increased to $2,680,965 from $495,974 for the nine month period ended September 30, 2005. The increase in net losses over the comparative three and nine month periods can be primarily attributed to an increase in general and administrative expenses and an increase in interest expenses. Providence did not generate any revenues during this period.

For the period from February 17, 1993 to December 31, 2005, Providence recorded an accumulated operating loss of $9,153,101. Our operating loss is attributable to general and administrative expenses, interest expenses on financings, and losses of $299,248 incurred as the result of discontinued operations related to the Valides® and Medides Systems medical waste sterilization and disposal technologies.

We will likely continue to operate at a loss through fiscal 2006 due to the nature of Providence's oil and gas exploration and development operations and cannot be certain that we will ever generate revenue from operations.

Expenses

General and administrative expenses for the three month period ended September 30, 2006, increased to $293,572 from $110,694 for the three month period ended September 30, 2005. General and administrative expenses for the nine month period ended September 30, 2006, increased to $913,122 from $221,255 for the nine month period ended September 30, 2005. The increase in general and administrative expenses over the comparative three and nine month periods can be primarily attributed to increases in legal, consulting and accounting costs related to the Providence Exploration acquisition and our common stock offering. Providence expects that general and administrative expenses will decrease in future periods.

For the period from February 17, 1993 to December 31, 2005, Providence recorded general and administrative expenses of $468,677. These general and administrative expenses include consulting fees, professional fees, accounting costs, and costs associated with the preparation of Exchange Act of 1934 disclosure documentation.

Interest expenses for the for the three month period ended September 30, 2006, increased to $878,345 from $6,199 for the three month period ended September 30, 2005. Interest expenses for the nine month period ended September 30, 2006, increased to $2,155,712 from $22,155 for the nine month period ended September 30, 2005. The increase in interest expense over the comparative three and nine month periods can be attributed as follows: (i) $194,370 from the accrued interest on the eight outstanding convertible debentures, with a principal value equal to $3,570,000 as of September 30, 2006, (ii) $1,292,695 from the differences between market values and transaction values for shares issued for principal and interest on the eight convertible debentures, (iii) $668,496 on the below-market value, at $0.10 per warrant, for 6,684,960 warrants issued in the recent equity financing, and (iv) $151 for other interest expenses.

For the period from February 17, 1993 to December 31, 2005, Providence recorded interest expenses on financings of $200,517.

Depreciation expenses for the nine months ended September 30, 2006 and 2005 were $1,019 and $264 respectively.

Depreciation expense for the years ended December 31, 2005 and 2004 was $491 and $753 respectively.

Capital Expenditures

Providence spent no amounts on capital expenditures for the period from February 17, 1993 (inception) to September 30, 2006, except those costs of unproved properties acquired with Providence Exploration and related exploration costs.

Income Tax Expense (Benefit)

Providence has an income tax benefit resulting from net operating losses that may offset any future operating profit.

Impact of Inflation

Providence believes that inflation has had an effect on Providence Exploration's operations due to the increased interest in oil and gas exploration over the last three years which has increased prices for labor, maintenance services, and equipment. We believe that we can offset these inflationary increases by improving operating efficiencies.

Liquidity and Capital Resources

Providence had current assets of $4,930,205 and total assets of $29,000,375 as of September 30, 2006. These assets include cash on hand of $3,817,025, drilling rig inventory of $724,515, and undeveloped oil and gas leases of $23,807,018. Stockholders equity in Providence was $22,345,734 at September 30, 2006.

Cash flows used in operating activities were $426,974 for the nine month period ended September 30, 2006, compared to $104,145 for the nine month period ended September 30, 2005. Cash flows used in operating activities during the current nine month period are due to net losses, increases in accounts receivable, prepaid expenses, and decreases in accounts payable.

Cash flows used in investing activities were $5,738,490 for the nine month period ended September 30, 2006, compared to $0 for the nine month period ended September 30, 2005. Cash flows used in investing activities during the current nine month period consisted of advances to Providence Exploration prior to its acquisition. As of September 30, 2006, Providence had advanced $8,886,761 to Providence Exploration pursuant to a secured revolving promissory note dated December 1, 2005. The intercompany note is eliminated on consolidation.

Cash flows provided by financing activities were $7,946,952 for the nine month period ended September 30, 2006, as compared to $125,000 for the nine month period ended September 30, 2005. Cash flows provided by financing activities during the current nine month period consisted of an equity financing that raised $8,021,952, pursuant to which financing Providence issued an aggregate of 13,369,920 shares of common stock and 6,684,960 common stock purchase warrants. During the first nine months of 2006, Providence issued 1,598,866 shares of common stock valued at $1,847,962 for the settlement of debt.

We had a working capital surplus of $2,265,771 as of September 30, 2006, and have funded our cash needs from inception through revenues and a series of debt and equity transactions, including several private placements. We do not believe that our current assets are sufficient to conduct our minimum plan of operation over the next twelve (12) months. No assurances can be given that additional funding, as needed to explore and develop our lease interests will be available to us on acceptable terms or available at all. Our inability to obtain funding, as necessary, would have a material adverse effect on our plan of operation.

Providence has no current plans for the purchase or sale of any plant or equipment. We have no current plans to make any changes in the number of employees.

Forward Looking Statements and Factors That May Affect Future Results and Financial Condition

The statements contained in the section titled *Management's Plan of Operations*, with the exception of historical facts, are forward looking statements within the meaning of Section 27A of the Securities Act. A safe-harbor provision may not be applicable to the forward looking statements made in this prospectus because of certain exclusions under Section 27A(b). Forward looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

- our anticipated financial performance;
- uncertainties related to oil and gas exploration and development;
- our ability to generate revenues through oil and gas production to fund future operations;
- our ability to raise additional capital to fund cash requirements for future operations;
- the volatility of the stock market; and
- general economic conditions.

We wish to caution readers that Providence's operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated in this report. We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this prospectus, which reflect our beliefs and expectations only as of the date of this report. We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other than is required by law.


Critical Accounting Policies


In the notes to the audited consolidated financial statements for Providence for the year ended December 31, 2005, our auditors discussed those accounting policies that are considered to be significant in determining the results of operations and financial position. Our auditors believe that their accounting principles conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, warranty obligations, product liability, revenue, and income taxes. We base our estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue, if any, will be recognized at the time and point of sale after the product has been extracted from the ground.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140*", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on Providence's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "*Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on Providence's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*". The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on Providence's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)*". This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on Providence's future reported financial position or results of operations.

In September 2006, the Commission issued Staff Accounting Bulletin ("SAB") No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements."* SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. Providence is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial position and results of operations.

Going Concern

Providence's audit expressed substantial doubt as to Providence's ability to continue as a going concern as a result of reccurring losses, lack of revenue generating activities, and an accumulated deficit of $9,153,101 as of December 31, 2005, which increased to $11,834,164 at September 30, 2006. These conditions raise substantial doubt about Providence's ability to continue as a going concern. Management's plan to address Providence's ability to continue as a going concern, includes the development and prospective production of oil and natural gas from existing leases, and the conversion of outstanding debt to equity. The successful outcome of these activities cannot be determined at this time, and there is no assurance that, if achieved, we would then have sufficient funds to execute our intended business plan or generate positive operating results.

DESCRIPTION OF PROPERTY

Providence currently maintains limited office space in Canada for which we pay no rent. The address of our office is 1066 West Hastings Street Suite 2610, Vancouver, British Columbia, Canada V6E 3X2.

Providence Exploration maintains office space at 100 Crescent Court, 7th Floor, Dallas, Texas, 75201, and a warehouse in Young County, Texas. Providence Exploration's office and warehouse space are under operating leases which expire October 1, 2007. Providence Exploration paid rent of $6,276 for the three months ended June 30, 2006, $7,753 for the three months ended March 31, 2006, and $6,429 for the year ended December 31, 2005. Providence believes that Providence Exploration's office space and warehouse will be adequate for the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as disclosed below, no director, executive officer, nominee for election as a director of Providence, owner of five percent of more of Providence's outstanding shares, or any member of their immediate family, has entered into any reportable related transaction.

On September 29, 2006, the board of directors of Providence authorized the issuance of 2,160,949 shares of common stock valued at $0.11 per share or $242,511, to Markus Mueller, Providence's chairman of the board of directors and a significant shareholder, pursuant to a Note Exchange Agreement dated April 10, 2006.

On July 25, 2006, the board of directors of Providence authorized the issuance of 100,000 shares and 50,000 share purchase warrants to Charles Crowell, a director since November 17, 2006, for cash consideration of $60,000.

On April 26, 2006, the board of directors of Providence authorized the issuance of 300,000 shares of common stock valued at $1.20 per share or $360,000, to Nora Coccaro, one of Providence's directors and sole officer, as additional consideration for consulting services rendered.

On October 25, 2005, the board of directors of Providence authorized the issuance of 2,092,293 shares of common stock valued at $0.10 per share or $209,229, to Mr. Mueller pursuant to an agreement for the satisfaction of debt incurred by the provision of consulting fees, certain loans made to Providence, and interest thereon.

On October 25, 2005, the board of directors of Providence authorized the issuance of 50,000 shares of common stock valued at $0.25 per share or an aggregate of $25,000, to Ms. Coccaro as additional consideration for services rendered.

On December 5, 2004, the board of directors of Providence authorized the issuance of 2,931,142 shares of common stock to Mr. Mueller valued at $0.07 per share, for settlement of loans to Providence of $138,680 and consulting services rendered to Providence of $66,500, pursuant to a Debt Settlement Agreement dated December 5, 2004.

On July 1, 2003, the board of directors of Providence entered into a consulting agreement with Mr. Mueller. The agreement has an automatic renewal provision unless terminated by either party. During the nine months ended September 30, 2006 and 2005, Providence recognized consulting expense of $46,500 and $32,500 respectively.

On March 16, 2000, the board of directors of Providence entered into a consulting agreement with Ms. Coccaro. The agreement has an automatic renewal provision unless terminated by either party. During the nine months ended September 30, 2006 and 2005, Providence recognized consulting expense of approximately $406,500 and $24,206 respectively. Of the current year's expense, $360,000 relates to the deemed value of 300,000 shares of common stock issued to the chief executive officer on April 26, 2006.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Providence's common stock is quoted on the Over the Counter Bulletin Board, a service maintained by the National Association of Securities Dealer, Inc., under the symbol "PVRS". Trading in the common stock over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. These prices reflect inter-dealer prices without retail mark-up, mark-down, or commission, and may not necessarily reflect actual transactions. The high and low bid prices for the common stock for each of the quarters listed below are as follows:

Year	Quarter Ended	High	Low
2006	December 31	$1.00	$0.35
2006	September 30	$1.60	$0.70
2006	June 30	$2.50	$0.96
2006	March 31	$0.96	$0.48
2005	December 31	$0.85	$0.13
2005	September 30	$0.25	$0.15
2005	June 30	$0.23	$0.20
2005	March 31	$0.26	$0.20
2004	December 31	$0.20	$0.09
2004	September 30	$0.12	$0.09
2004	June 30	$0.32	$0.12
2004	March 31	$0.75	$0.30

Dividends

Providence has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the board of directors and will depend on Providence's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit Providence's ability to pay dividends on our common stock other than those generally imposed by applicable state law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objective of the Corporation's compensation program is to provide compensation for services rendered as an executive officer. The Corporation's salaries are designed to retain the services of our executive officer. The Corporation's stock awards are designed to provide compensation for extraordinary services to the Corporation. Salary and stock awards are currently the only types of compensation we utilize in our compensation program. We utilized these forms of compensation because we feel that they are adequate to retain and motivate our executive officer. The amounts we deem appropriate to compensate our executive officer are determined in accordance with market forces; we have no specific formula to determine compensatory amounts at this time. While we have deemed that our current compensatory program and the decisions regarding compensation are easy to administer and are appropriately suited for our objectives, we may expand our compensation program to any additional future employees to include options and other compensatory elements.

Tables

The following table provides summary information for the years 2006, 2005, and 2004 concerning cash and non-cash compensation paid or accrued by Providence to or on behalf of (i) the chief executive officer and (ii) any other employee to receive compensation in excess of $100,000.

Summary Compensation Table									
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Nora Coccaro CEO, CFO, PAO, and director	2006	64,500	-	360,000	-	-	-	-	424,500
	2005	43,331	-	25,000	-	-	-	-	68,331
	2004	32,000	-	-	-	-	-	-	32,000

We have no "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Pension Benefits", or "Nonqualified Deferred Compensation". Nor do we have any "Post Employment Payments" to report.

Directors receive no compensation for their services as directors.

FINANCIAL STATEMENTS

Providence's unaudited financial statements for the three and nine month periods ended September 30, 2006 and 2005 are attached hereto as pages F-1 through F-20 and our audited financial statements for the periods ended December 31, 2005 and 2004 are attached hereto as pages F-21 through F-42.

PROVIDENCE RESOURCES, INC.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
September 30, 2006

ASSETS		
Current assets:		
Cash	$	3,817,025
Accounts receivable, net of allowance for doubtful accounts ($40,000)		388,665
Drilling rig inventory (Note 4)		724,515
Total current assets		4,930,205
Property and equipment, Net (Note 4):		47,979
Other assets:		
Oil and gas leases - undeveloped		23,807,018
Loan origination fees, net of amortization of $24,097		52,153
Related party receivables (Note 5)		160,754
Deposits		2,266
Total other assets		24,022,191
Total assets	$	29,000,375
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$	63,042
Accrued expenses		217,225
Short term notes payable (Note 8)		1,924,800
Current portion of long term notes payable (Note 7)		402,367
Related party payables		57,000
Total current liabilities		2,664,434
Long-term liabilities:		
Long-term notes payable (Note 7)		420,208
Convertible debentures		3,570,000
Total long-term liabilities		3,990,208
Total Liabilities		6,654,642
Stockholders' equity:		
Preferred stock, $.0001 par value, 25,000,000 shares authorized, no shares issued and outstanding		-
Common stock, $.0001 par value, 100,000,000 shares authorized,47,949,627 shares issued and outstanding		4,795
Additional paid-in capital		34,160,634
Common share subscriptions		-
Accumulated other comprehensive income		14,469
Deficit accumulated during the development stage		(11,834,164)
Total stockholders' equity		22,345,734
Total liabilities and stockholders' equity	$	29,000,375

The accompanying notes are an integral part of these financial statements.

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
Three and nine months ended September 30, 2006 and 2005 and Cumulative Amounts

| | Three months ended September 30, | | Nine months ended September 30, | | Cumulative Amounts |
	2006	2005	2006	2005	
General and administrative expenses	$ 293,572	$ 110,694	$ 913,144	$ 221,255	$ 4,239,413
Loss from operations	(293,572)	(110,694)	(913,144)	(221,255)	(4,239,413)
Other income (expense):					
Interest expense	(878,345)	(6,199)	(2,155,712)	(22,155)	(2,496,849)
Interest income	196,412	3,583	387,792	869	419,970
Loss before provision for income taxes and discontinued operations	(975,505)	(113,310)	(2,681,064)	(242,541)	(6,316,292)
Provision for income taxes	-	-	-	-	-
Loss before discontinued operations	(975,505)	(113,310)	(2,681,064)	(242,541)	(6,316,292)
Gain (loss) from discontinued operations, net of tax	-	-	-	(262,890)	(3,407,279)
Net loss before cumulative effect of accounting change	(975,505)	(113,310)	(2,681,064)	(505,431)	(9,723,571)
Cumulative effect of accounting change, net of tax	-	-	-	-	(102,500)
Net loss	(975,505)	(113,310)	(2,681,064)	(505,431)	(9,826,071)
Other comprehensive income					
Foreign currency translation adjustment	(655)	267	99	9,457	14,469
Net comprehensive income (loss)	$ (976,160)	$ (113,043)	$ (2,680,965)	$ (495,974)	$ (9,811,602)
Loss per share from continuing operations basic/diluted	$ (0.04)	$ (0.01)	$ (0.13)	$ (0.03)	
Net Loss per common share - basic and diluted	$ (0.04)	$ (0.01)	$ (0.13)	$ (0.07)	
Weighted average common shares - basic and diluted	27,547,600	7,876,000	20,545,100	7,617,758	

The accompanying notes are an integral part of these financial statements.

PROVIDENCE RESOURCES, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine months ended September 30, 2006 and 2005 and Cumulative Amounts

| | Nine months ended September 30, | | Cumulative |
	2006	2005	Amounts
Cash flows from operating activities:			
Net loss	$ (2,681,064)	$ (505,431)	$ (9,826,071)
Adjustments to reconcile net loss to net cash			
used in operating activities:			
Stock and stock option compensation expense	2,516,458	-	4,106,322
Depreciation and amortization	1,019	20,629	152,757
Discontinued operations	-	262,890	2,542,150
Gain on write-off of liabilities	-	-	(96,270)
(Increase) decrease in:			
Accounts receivable and prepaid expenses	(285,702)	-	(296,799)
Increase (decrease) in:			
Accounts payable	(95,288)	108,692	523,818
Accrued expenses	74,103	20,533	367,330
Related party payables	43,500	(11,458)	157,312
Net cash used in operating activities	(426,974)	(104,145)	(2,369,452)
Cash flows from investing activities:			
Advances to Providence Exploration prior to acquisition	(5,811,761)	-	(8,886,761)
Cash of Providence Exploration on acquisition date	73,271	-	73,271
Acquisition of intangible assets	-	-	(150,398)
Acquisition of property and equipment	-	-	(3,740)
Net cash used in investing activities	(5,738,490)	-	(8,967,628)
Cash flows from financing activities:			
Proceeds from notes payable	-	-	692,999
Issuance of common stock	-	125,000	3,081,233
Common stock subscriptions	8,021,952	-	8,021,952
Commissions paid to raise convertible debentures	(75,000)	-	(116,673)
Proceeds from convertible debentures	-	-	3,654,173
Payments on notes payable	-	-	(194,048)
Net cash provided by financing activities	7,946,952	125,000	15,139,636
Change in accumulated other comprehensive income	99	9,457	14,469
Net increase (decrease) in cash	1,781,587	30,312	3,817,025
Cash, beginning of period	2,035,438	37,286	-
Cash, end of period	$ 3,817,025	$ 67,598	$ 3,817,025

The accompanying notes are an integral part of these financial statements.

PROVIDENCE RESOURCES, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006
(Unaudited)

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

The consolidated financial statements consist of Providence Resources, Inc. ("Providence Resources") (formerly Healthbridge, Inc.) and its wholly owned subsidiaries, Healthbridge AG ("Healthbridge AG"), Providence Exploration LLC ("Providence Exploration"), PDX Drilling, LLC and Providence Resources LLC (collectively "the Company").

Providence Resources, Inc. was organized on February 17, 1993 (date of inception) under the laws of the State of Texas. The Company changed its name from Healthbridge, Inc. to Providence Resources, Inc. on September 29, 2006. Healthbridge AG was formed as a German subsidiary during 2002. Providence Exploration, LLC was formed on July 12, 2005, under the Laws of the State of Texas as a Limited Liability Company and is headquartered in Dallas, Texas. Providence Exploration formed a wholly owned subsidiary, PDX Drilling, LLC (PDX), on July 12, 2005. PDX was formed to acquire drilling and service rigs for the purpose of drilling oil and gas wells in Texas. Providence Exploration also formed a wholly owned subsidiary, Providence Resources LLC, on September 1, 2005, to acquire leases in Texas for oil and gas exploration and development.

On January 25, 2002, the Company acquired certain patents related to the infectious medical waste sterilization and disposal technologies developed in Germany. On January 25, 2002, the Company acquired certain patents related to the infectious medical waste sterilization and disposal technologies developed in Germany. During the fourth quarter of 2005, the Company decided to discontinue all operations connected to the Valides® Modular Infectious Waste Disposal System and the Medides System due to the unsatisfactory level of revenue generated to date.

On November 21, 2005, the Company executed a letter of intent to acquire Providence Exploration as a wholly owned subsidiary in a stock for ownership exchange. On September 29, 2006, the Company acquired Providence Exploration as a wholly owned subsidiary, pursuant to the closing of a Securities Exchange Agreement and a Note Exchange Agreement.

The Securities Exchange Agreement, entered into on April 10, 2006 with Providence Exploration and the unit holders of Providence Exploration, provided for the exchange of 4,286,330 shares of the Company's common stock for 1,250,000 issued and outstanding membership units of Providence Exploration. The Note Exchange Agreement, entered into on April 10, 2006 with the holders of certain promissory notes issued by Providence Exploration, provided for the exchange of 12,213,670 shares of the Company's common stock for the assignment of those promissory notes to the Company. The agreements were closed pursuant to shareholder approval at a special meeting of the shareholders held on September 29, 2006.

Providence Exploration is in involved in exploration activities for the recovery of oil and gas from the Marble Falls and Barnett Shale formations in the Fort Worth basin and from the Ellenburger carbonate, Strawn carbonate and Pennsylvanian-Wolfcamp sandstone reservoirs in Val Verde County. The Fort Worth basin prospects include approximately 7,374 acres of oil and gas leases and the Val Verde County prospects include approximately 12,832 acres of oil and gas leases. Providence Exploration has a 90% working interest and its joint venture operating partner, Harding Company, has a 10% working interest in the Fort Worth basin projects.

The Company is considered a development stage company as defined in SFAS No. 7.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Providence Resources, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. Equipment is depreciated over the assets estimated useful life which is determined to be five years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Oil and Gas Leases Not Subject to Amortization

Oil and gas lease costs are recorded at cost and consist of 7,374.5 acres of land leases in North Eastern Texas in the Barnett Shale Formation and 12,847.2 acres of land leases in Southwest Texas in Val Verde County. These leases are undeveloped at September 30, 2006, and accordingly no depletion is included in the accompanying consolidated financial statements.

The Company follows the full cost method of accounting for exploration and development of oil and gas properties whereby all costs in acquiring, exploring and developing properties are capitalized, including estimate of abandonment costs, net of estimated equipment salvage costs. Prior to acquisition on September 29, 2006, Providence Exploration capitalized $3,278,647 in exploration costs during the nine months ended September 30, 2006. No costs related to production, general corporate overhead, or similar activities have been capitalized. As of September 30, 2006, the Company only has capitalized costs of unproved properties acquired and related exploration costs. Leasehold costs are depleted based on the units-of-production method based on estimated proved reserves. No proved reserves currently exist for the Company and therefore no depletion has been taken as of September 30. 2006.

In accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company reviews its long-lived assets to be held and used, excluding proved oil and gas properties accounted for under the full cost method of accounting, whenever events or circumstances indicate that the carrying value of those assets may not be recoverable. An impairment loss is indicated if the sum of the expected future net cash flows is less than the carrying amount of the assets. In this circumstance, the Company recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The Company's long-lived assets related to its proved oil and gas properties accounted for under the full cost method of accounting are prescribed by the Securities and Exchange Commission (Regulation S-X, Rule 4-10, "Financial Accounting and Reporting for Oil and Gas Producing Activities Pursuant to the Federal Securities Laws and the Energy Policy and Conservation Act of 1975").

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Intangible Assets

Costs associated with the acquisition of patents are capitalized and amortized over their useful life. These costs will are reviewed quarterly by management for impairment and valuation. Such impairment is reviewed from available information at the time such as projected cash flow analysis, sales orders and other information available to help management determine future realization of this asset. Management will write this intangible down to its net realizable value at the time of impairment appears to exist.

Loan origination fees are amortized on a straight line basis over the 36 month term of the loans.

Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to deferred start-up cost. For income tax purposes start-up costs are deferred until the Company begins generating revenue, at which time the costs begin being amortized.

Translation of Foreign Currencies

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. Dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. At September 30, 2006, the Company had $3,817,025 in bank deposit accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenues are recorded upon the completion of the services, with the existence of an agreement and where collectability is reasonably assured. Oil and natural gas production revenue will be recognized at the time and point of sale after the product has been extracted from the ground.

Earnings Per Share

The numerator for the earnings per share calculation is the net loss for the period. The denominator is the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise or conversion of warrants, options and convertible securities, if any, using the treasury stock method. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Earnings Per Share computation for Continuing operations:

| | Nine months ended September 30, | |
	2006	2005
Numerator – (loss from continuing operations) $	(2,681,064)	(242,541)
Denominator – weighted average		
number of shares outstanding	20,545,100	7,617,758
Loss per share	$ (0.13)	$ (0.03)

Earnings Per Share computation from Discontinued Operations:

| | Nine months ended September 30, | |
	2006	2005
Numerator – (loss from discontinued operations)$	Nil	(262,890)
Denominator – weighted average		
number of shares outstanding	20,545,100	7,617,758
Loss per share-discontinued operations	$ (0.00)	$ (0.04)

Earnings Per Share computation for Net Income:

| | Nine months ended September 30, | |
	2006	2005
Numerator – (Net Loss)	$ (2,681,064)	(505,431)
Denominator – weighted average		
number of shares outstanding	20,545,100	7,617,758
Loss per share	$ (0.13)	$ (0.07)

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

At September 30, 2006, the Company has stock-based employee compensation plans, which are described in greater detail in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations, and has adopted the disclosure provisions of SFAS 123 (R), "Share Based Payment."

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123 (R), the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

| | Nine months ended September 30, | |
	2006	2005
Net loss as reported	$ (2,681,064)	$ (505,431)
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	-
Net loss pro forma	$ (2,681,064)	$ (505,431)
Loss per share – basic and diluted:		
As reported	$ (.13)	$ (.07)
Pro forma	$ (.13)	$ (.07)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2005 financial statements may have been reclassified to conform to the 2006 presentation.

Note 2 — Going Concern

As of September 30, 2006, the Company's revenue generating activities have not generated sufficient funds for profitable operations, and the Company has incurred losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Note 3 – Promissory Note Receivable

As of September 30, 2006, the Company has advanced $8,886,761 to Providence Exploration in exchange for a secured revolving promissory note. The note is secured by the assets of Providence Exploration including all of the debtor's rights, titles and interests in certain leases of oil, gas and mineral interests located in the Comanche and Hamilton counties of Texas. The face value of the note increases to match the amounts advanced by the Company. The note bears interest at 7.0% per annum and is to be paid in full by December 1, 2006. The intercompany note was eliminated upon consolidation. Prior to the acquisition date of September 29, 2006, the accrued interest on the note was $302,603.

Note 4 — Property and Equipment

Drilling and service rigs and equipment are recorded at cost and are depreciated over their estimated useful lives of ten years using the straight-line method. Office furniture and equipment and automotive equipment are recorded at cost and depreciated over their estimated useful lives of five to ten years using the straight-line method.

Upon sale or retirement of property and equipment the cost and related accumulated depreciation of the asset are removed from the Company's accounts and gain or loss is recognized.

Expenditures for repair and maintenance are charged to expense as incurred.

Depreciation expense for the nine months ended September 30, 2006 and 2005 was $1,019 and $264 respectively.

Note 5 – Related Party Receivables

At September 30, 2006, the Company has a note receivable from a shareholder totaling $160,754. The note receivable is unsecured and bears interest at 4.25%. The note receivable and unpaid interest is due December 31, 2008.

Note 6 – Patents

In 2002, patents were obtained pursuant to an agreement whereby the Company executed an Intellectual Property Assignment and Sale Agreement ("Agreement") with B.I.M.E. GmBH, a German corporation, and Hermann Esser and Eduard Kneifel, both German residents ("Sellers"), to acquire certain infectious medical waste sterilization and disposal technologies developed in Germany. The Agreement transfers to the Company the exclusive ownership of both the Valides® Modular Infectious Medical Waste Disposal System and the Medides System together with all the intellectual property, including the patents, patents pending, proprietary software and licenses required to manufacture, operate and market these technologies worldwide.

Note 6 – Patents (continued)

As of December 31, 2004, the gross carrying value of the patents was $404,446 and accumulated amortization was $121,334. In the first six months of 2005, the Company recognized a further $20,222 of amortization on the patents. On June 30, 2005 the Company reviewed the carrying value of its patents and determined that the prospect of sales this year and future expected cashflow from sales of the Valides system were unknown. Therefore the Company determined that there was sufficient evidence to indicate that the carrying value of the patent asset was impaired. Pursuant to the Company's determination, it wrote off the remaining unamortized balance of $262,890 of its capitalized cost.

Total consideration for the transaction was $404,446, representing $179,446 in cash consideration through notes payable and $225,000 in non-cash consideration through the issuance of 750,000 shares restricted common stock valued at the fair market value on the date of issuance. As of December 31, 2004, the Company had paid cash to the Sellers totaling $150,398 and had issued 750,000 shares of restricted common stock. In 2005, the Company paid the outstanding balance of the note payable in cash. As of December 31, 2005, the Company had no further obligations with regards to the patents.

Note 7 – Long-term Notes Payable

Note Payable - FAGEB AG, secured by drilling equipment, payable in quarterly installments of $25,119 through July 31, 2008, including interest at 12%.	$176,302
Note Payable - Global Convertible Megatrend LTD., secured by drilling equipment, payable in quarterly installments of $50,238 through July 31, 2008, including interest at 12%.	352,608
Note Payable - FAGEB AG, secured by drilling equipment, payable in quarterly installments of $37,722 through September 25, 2008, including interest at 12%.	293,665
Total	822,575
Less current portion	402,367
Long-term notes payable	$ 420,208

Aggregate maturities of long term notes payable at September 30, 2006, are as follows:

Year Ended September 30	Amount
2008	$420,208
Total	$420,208

Note 8 – Short-term Notes Payable

Notes payable - unsecured, principal due upon demand made on or after October 2, 2006, accrued, unpaid interest at 5% due upon maturity, convertible into 3,500,000 shares of Providence Resources, Inc. stock.	$1,924,800

Note 9 – Convertible Debentures

Two convertible debentures were issued during 2002 (May 3, 2002-$75,000 and May 6, 2002-$250,000), bearing interest at 7.5% per annum, which mature in three years. The convertible debentures become immediately due and payable upon certain events of default unless waived by the lender. Interest on the principal amount was due annually on the anniversary date of the issue date. The conversion feature allowed the holder at any time to convert any unpaid amount of principal or interest at $5.00 per share for a period of three years from the date of issuance. In the event that the trading average price of the shares during 30 consecutive trading days is above 200% of the conversion price, conversion is enforced by the Company. Pursuant to the terms of the convertible debenture, the Company agrees to file a Registration Statement within 60 days of conversion with the U.S. Securities and Exchange Commission.

The convertible debentures are secured by substantially all of the Company's assets consisting of all tangible and intangible property, but not limited to procedures, instruments, devices, equipment, research, designs, registrations, licenses, trademarks, software, patents, patents pending, "know-how" expertise, all additions and replacements to such property and any other documentation related to the Valides® and Medides systems for sterilizing and disinfecting infectious waste.

On January 14, 2004, the conversion price of the two debentures was adjusted to $0.10 per share.

The terms for these two convertible debentures were extended to May 3, 2008 and May 6, 2010, respectively pursuant to the terms of extension agreements dated March 31, 2005. The extension agreements require certain additional conditions related to the Company's obligations as follows:

1.   The interest payable on the convertible debentures, as of May 4, 2005, accrues at a rate of ten percent (10%) per annum payable on a quarterly basis with the initial quarterly interest payments due on September 30, 2005 and at the end of each quarter thereafter until repayment or conversion.

2.   The right to convert the whole part or any part of the principal amounts and accrued interest into shares of the Company extends until May 3, 2008 and May 6, 2010 respectively.

3.   Upon conversion or repayment of the principal amounts and accrued interest, the holders of the convertible debentures are entitled to a ten percent (10%) bonus on the amount due as of such date. The market value of this bonus on the date of the extension was recorded as financing expense of $32,500.

Note 9 – Convertible Debentures (continued)

On October 3, 2005 the Company reached an agreement with the beneficiaries of these two outstanding debentures for payment of interest accrued to September 30, 2005. The Company issued 136,298 shares of common stock to Global Convertible Megatrend Ltd. for $13,629 owed, and 56,250 shares of common stock to Max Fugman for $5,625 owed.

On April 11, 2006, the principal amount of the $75,000 debenture to Max Fugman and $3,863 of accrued interest were converted into shares of common stock at $0.10 per share. After applying the 10% bonus, the Company issued 867,493 shares of common stock to extinguish $86,749 of debt consisting of $75,000 of principal repayment and $11,749 in accrued interest. The Company recorded interest expense of $954,243 to reflect the value of the shares issued upon conversion in excess of the book amounts.

On June 15, 2006, the interest accrued on the $250,000 debenture to Global Convertible Megatrend Ltd. was converted into shares of common stock at $0.10 per share. The Company issued 167,810 shares for $16,781 of interest owed. The Company recorded interest expense of $192,982 to reflect the value of the shares issued upon conversion of the book amount.

On November 28, 2005, the Company issued seven convertible debenture certificates for the total principal sum of $3,320,000 due in full with accrued and unpaid interest on November 30, 2010. The interest at a rate of 7.0% per annum is payable on a semi-annual basis with the initial payment due on June 1, 2006. The holders of the debentures has the right to convert all or part of the principal and accrued interest into common shares of the Company at $0.35 per share at any time prior to maturity.

On August 24, 2006, the interest accrued on the seven debentures was partially converted into shares of common stock at $0.35 per share. The Company issued 263,563 shares for $92,247 of interest owed. The Company recorded interest expense of $144,960 to reflect the value of the shares issued upon conversion of the book amount.

For the nine months ended September 30, 2006, the Company recorded $1,487,064 as interest and financing expense relating to convertible debentures. Accrued interest as at September 30, 2006 for all outstanding debentures totaled $135,806.

The total value of the principal of the eight convertible debentures outstanding as of September 30 2006 was $3,570,000. Repayment of this principle is due according to the following schedule:

Year	Principal Repayment
2006	-
2007	-
2008	-
2009	-
2010	$ 3,570,000

Note 10 — Related Party Transactions

The Company has entered into an agreement with Markus Mueller, a director of the Company for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the nine months ended September 30, 2006 and 2005, the Company recognized consulting expense of $46,500 and $32,500 respectively.

The Company has entered into an agreement with Nora Coccaro, the Company's President, for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the nine months ended September 30, 2006 and 2005, the Company recognized consulting expense of approximately $406,500 and $24,206 respectively. Of the current year charge, $360,000 relates to the deemed value of 300,000 shares of common stock issued to the President on April 26, 2006.

Note 11 — Supplemental Cash Flow Information

On July 25, 2006, the Company issued 1,336,992 units in an equity financing for a total of $8,021,952. Each $6.00 unit comprised of 10 shares of common stock and 5 share purchase warrants, which warrants are exercisable at $1.00 for a period of three years from the date of grant. A total of 13,369,920 shares of common stock were issued and 6,684,960 warrants were issued. The Company recorded $668,496 as a financing cost related to the issuance of the warrants.

On September 29, 2006, the Company issued 16,500,000 shares of common stock valued at $13,200,000 pursuant to the acquisition of Providence Exploration. The Company acquired the following fixed assets upon acquisition:

Drilling rig inventory	$	724,515
Property and equipment		47,979
Oil and gas leases - undeveloped		23,807,018
	$	24,579,512

During the first nine months of 2006, the Company issued 1,598,866 shares of common stock valued at $1,847,962 for debt.

During the year ended December 31, 2005, the Company issued 1,250,000 shares of common stock at $0.10 per share for a total of $125,000. The Company also issued 6,270,000 shares of common stock at $0.30 per share for a total of $1,881,000.

In connection with the offering of 6,270,000 shares common stock and $3,320,000 of convertible debentures during the 2005 year, a sales commission totaling 5% was authorized for payment to two individuals, comprising of 3% in cash and 2% in warrants to purchase 348,000 shares of Company common stock at $0.30 per share. The warrants granted have a fair market value totaling $191,400.

During the year ended December 31, 2005, the Company issued 2,334,841 shares of common stock for accounts payable of $201,212, and accrued interest of $32,038. An amount of $116,742 was recorded as a financing cost due to the premium of the prevailing market price at the time of issuance over the stated price in the share for debt swap.

Note 12 — Preferred Stock

The Company's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at September 30, 2006.

Note 13 — Warrants

During 2005, in connection with the offering of 6,270,000 shares common stock and $3,320,000 of convertible debentures during the year, a sales commission was partially paid in warrants. The warrants are exercisable in whole or in part allowing the holders to purchase 348,000 shares at an exercise price of $0.30 before the expiry date of December 1, 2010. On the date granted, the fair market value of these warrants, totaling $191,400, consisted of $68,970 for warrants issued in connection with the common stock offering, and $122,430 for warrants issued in connection with the debenture offering. The value of the warrants issued in connection with the debenture offering was recorded as a financing expense.
As part of the equity financing completed in July 2006, the Company issued 6,684,960 warrants exercisable until July 25, 2009 at $1.00 per share. The Company recorded $668,496 as a financing expense related to the issuance of these warrants based on their value as calculated using the Black-Scholes model.

Note 14 - Agreements

In October 2005, the Company signed a joint exploration agreement with Harding Company. Under the terms of the agreement, the Company and Harding Company intend to explore, develop and produce oil and gas from Marble Falls and Barnett Shale formations in targeted areas of the Ft. Worth basin. Harding Company is appointed as operator.

The Company is required pursuant to the agreement to fund 100% of all costs of the management and operation for a minimum of 3 wells. The Company will carry Harding for its 10% working interest in all wells drilled and completed through the pipeline connection phase, in the project.

Effective February 22, 2006, the Company entered into an agreement to purchase oil and gas leases in Val Verde County, Texas. The purchase price was $3,849,600, payable $1,924,800 cash and $1,924,800 note payable (Note 6). In March 2006, Harding Company paid the Company 192,480 related to the purchase.

Note 15 – Commitments and Contingencies

The Company leases office and warehouse space under an operating lease which expires October 1, 2007. The Company leases a vehicle under an operating lease which expires in October 2007.

Note 16 – Supplemental Oil and Gas Information – FAS69

The following unaudited disclosures on standardized measures of discounted cash flows and changes therein relating to proved oil and gas reserves are determined in accordance with United States Statements of Financial Accounting Standards No. 69 "Disclosures About Oil and Gas Producing Activities".

Note 16 – Supplemental Oil and Gas Information – FAS69 (continued)

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to the Company's annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of oil and natural gas properties based upon existing laws and regulations. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon discounted future net cash flows prepared by the Company's independent qualified reserve evaluators in relation to the reserves they respectively evaluated, and adjusted by the Company to account for management's estimate obligations and future income taxes. The Company cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Company's oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future net cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs, and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect future interest rates. The Company's projections should not be interpreted as being equivalent to fair market value.

Net Proved Reserves *(1, 2)*

	Natural Gas (*millions of cubic feet*)	Crude Oil and Natural Gas Liquids (*thousands of barrels*)
December 31, 2005	-	-
Purchase of reserves in place	-	-
Production	-	-
Adjustment for uneconomic wells	-	-
September 30, 2006	-	-
Developed	-	-
Undeveloped	-	-
Total	-	-

(1) Definitions:
      a. "*Net*" reserves are the remaining reserves of the Company, after deduction of estimated royalties and including royalty interests.

Note 16 – Supplemental Oil and Gas Information – FAS69 (continued)

b.   *"Proved oil and gas reserves."* Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic product ability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes that portion delineated by drilling and defined by gas-oil and /or oil-water contacts, if any; and the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

i.   Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

ii.   Estimates of proved reserves do not include the following:

Oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

Crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

Crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

Crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

PROVIDENCE RESOURCES, INC. AND SUBSIDIARIES
(A Development Stage Company)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006
(Unaudited)

Note 16 – Supplemental Oil and Gas Information – FAS69 (continued)

        c.   *"Proved developed oil and gas reserves."* Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        d.   *"Proved undeveloped reserves."* Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive unites that are reasonably certain of production when drilled. Proved reserves for other undrilled unites can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates, for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(2) The Company does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves

The Company has no proved reserves and no oil and gas production and therefore has not presented the Standardized Measure of Discounted Future Net Cash Flows or operating results.

Capitalized Costs

September 30, 2006	United States
Proved oil and gas properties	$ -
Unproved oil and gas properties	23,807,018
Total capital costs	23,807,018
Accumulated depletion	(-)
Net capitalized costs	$ 23,807,018

Note 16 – Supplemental Oil and Gas Information – FAS69 (continued)

Costs Incurred

	United States
Nine months ended September 30,	2006
Acquisitions:	
Proved reserves	$ -
Unproved reserves	3,987,877
Total acquisitions	3,987,877
Exploration costs	3,278,647
Development costs	-
Asset retirement obligations	-
Total costs incurred	$ 7,266,524

Costs of $7,266,524 were incurred by Providence Exploration prior to its acquisition by Providence Resources.

Note 17 — Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 18 – Discontinued Operations

Effective December 31, 2000, the Company closed its offices in Dallas, Texas, and discontinued its operations relating to the marketing and distributing of its Redloc II waste disposal system because of its inability to generate revenues due to lack of successfully obtaining contracts for its product. The Company wrote off inventory in the amount of $40,395 in accordance with SFAS No. 121 "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*." During the fourth quarter of 2002, the Company wrote off approximately $103,000 in assumed liabilities and included in gain (loss) on discontinued operations for 2002 is a gain of $102,692, and included in cumulative amounts from inception to December 31, 2002, is a net loss of $2,893,157. There was no tax effect on this transaction due to the Company's loss position.

Effective December 31, 2005, the Company discontinued all operations connected to the Valides® Modular Infectious Waste Disposal System and the Medides System due to the unsatisfactory level of revenue generated to date. In 2005, $299,248 was recorded as the loss on discontinued operations. Included in cumulative amounts from inception to December 31, 2005 is a net loss of $514,122. There was no tax effect on this transaction due to the Company's loss position.

There was no impact of discontinued operations for the nine months ended September 30, 2006.

Note 19 — Stock Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (R), "Share Based Payment" as described in Note 1. No stock options were granted in 2006 and 2005. No stock options were outstanding at September 30, 2006.

Note 20 — Reverse Common Stock Split

Effective August 25, 2003, the Company approved a 1-for-20 reverse common stock split. All common share amounts, common stock option amounts and per share information have been retroactively adjusted to reflect this common stock split in the accompanying financial statements.

Note 21 — Recent Accounting Pronouncements

In December 2004, FASB issued a revision to SFAS 123 (R) "Share-Based Payment". This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The Company does not believe adoption of this revision will have a material impact on the Company's consolidated financial statements.

In June 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" ("SFAS 154"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe this pronouncement will have a material impact in our financial results.

Note 22 – Subsequent Events

On October 4, 2006, the Company issued 3,500,000 shares of common stock to Global Mineral Solutions LP as required by the Agreement for Purchase and Sale dated February 22, 2006 between Providence Exploration and Global Mineral Solutions, in full satisfaction of the $1,924,800 and accrued interest, in connection with the acquisition of oil and gas lease hold interests in Val Verde County, Texas.

PROVIDENCE RESOURCES, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2005 AND 2004

<u>Report of Independent Registered Public Accounting Firm</u>

To the Stockholders and Board of Directors
Healthbridge, Inc.
Vancouver, BC Canada

We have audited the accompanying consolidated balance sheets of Healthbridge, Inc. as of December 31, 2005 and 2004 and the related consolidated statement of operations, stockholders' equity and comprehensive income and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with standards of the PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Healthbridge, Inc. as of December 31, 2005 and 2004. and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from outcome of this uncertainty.

/s/ Chisholm Bierwolf & Nilson, LLC

Chisholm, Bierwolf & Nilson, LLC
Bountiful, Utah
February 8, 2006

HEALTHBRIDGE, INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET
December 31, 2005

<u>ASSETS</u>

Current assets:		
Cash	$	2,035,438
Promissory note receivable (including interest)		3,091,901
Total current assets		5,127,339
Property and equipment, net		1,019
Patents, net of amortization		-
Total assets	$	5,128,358

<u>LIABILITIES AND STOCKHOLDERS' DEFICIT</u>

Current liabilities:		
Accounts payable	$	119,867
Accrued expenses		61,703
Related party payables		13,500
Notes payable		-
Total current liabilities		195,070
Convertible debentures		3,645,000
Total Liabilities		3,840,070
Stockholders' deficit:		
Preferred stock, $.0001 par value, 25,000,000 shares authorized, no shares issued and outstanding		-
Common stock, $.0001 par value, 50,000,000 shares authorized,16,480,906 shares issued and outstanding		1,648
Additional paid-in capital		10,425,371
Accumulated other comprehensive income		14,370
Deficit accumulated during the development stage		(9,153,101)
Total stockholders' equity		1,288,288
Total liabilities and stockholders' deficit	$	5,128,358

See accompanying notes to financial statements

HEALTHBRIDGE, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2005 and 2004 and Cumulative Amounts

	2005	2004	Cumulative Amounts
General and administrative expenses	468,677	167,714	3,326,269
Loss from operations	(468,677)	(167,714)	(3,326,269)
Other income (expense):			
Interest expense	(200,517)	(45,209)	(341,137)
Interest income	23,585	-	32,178
Loss before provision for income taxes and discontinued operations	(645,609)	(212,923)	(3,635,228)
Provision for income taxes	-	-	-
Loss before discontinued operations	(645,609)	(212,923)	(3,635,228)
Gain (loss) from discontinued operations, net of tax	(299,248)	(98,835)	(3,407,279)
Net loss before cumulative effect of accounting change	(944,857)	(311,758)	(7,042,507)
Cumulative effect of accounting change, net of tax	-	-	(102,500)
Net loss	$ (944,857)	$ (311,758)	$ (7,145,007)
Other Comprehensive Income			
Foreign currency translation adjustment	9,057	5,313	14,370
Net Comprehensive Income (Loss)	$ (935,800)	$ (306,445)	$ (7,130,637)
Loss per share from Continuing Operations - basic/diluted	$ (0.08)	$ (0.07)	
Net Loss per common share - basic and diluted	$ (0.12)	$ (0.10)	
Weighted average common shares - basic and diluted	8,032,000	3,238,086	

See accompanying notes to financial statements

F-24

HEALTHBRIDGE, INC.
(A Developmental Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME
February 17, 1993 (Date of Inception) to December 31, 2004

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total
	Shares	Amount	Shares	Amount				
Balance at February 17, 1993 (date of inception)	-	$ -	60,000	$ 6	$ 1,194	$ -	$ -	$ 1,200
Net loss	-	-	-	-	-	-	(200)	(200)
Balance at December 31, 1993	-	-	60,000	6	1,194	-	(200)	1,000
Net loss	-	-	-	-	-	-	(240)	(240)
Balance at December 31, 1994	-	-	60,000	6	1,194	-	(440)	760
Net loss	-	-	-	-	-	-	(240)	(240)
Balance at December 31, 1995	-	-	60,000	6	1,194	-	(680)	520
Net loss	-	-	-	-	-	-	(240)	(240)
Balance at December 31, 1996	-	-	60,000	6	1,194	-	(920)	280
Issuance of common stock for cash	-	-	32,068	3	80,269	-	-	80,272
Net loss	-	-	-	-	-	-	(79,765)	(79,765)
Balance at December 31, 1997	-	-	92,068	9	81,463	-	(80,685)	787
Issuance of common stock for:								
Services	-	-	6,500	1	12,999	-	-	13,000
Cash	-	-	26,170	3	26,167	-	-	26,170
Additional shares due to rounding after stock split	-	-	300	1	(1)	-	-	-
Net loss	-	-	-	-	-	-	(36,896)	(36,896)
Balance at December 31, 1998	-	$ -	125,038	$ 14	$ 120,628	$ -	$ (117,581)	$ 3,061

See accompanying notes to financial statements

F-25

Balance forward, December 31, 1998	- $	-	125,038 $	14 $	120,628 $	- $	(117,581) $	3,061
Rounding	-	-	(38)	-	-	-	-	-
Issuance of common stock for:								
Cash	-	-	22,500	2	899,998	-	-	900,000
Assets	-	-	128,012	13	1,020,452	-	-	1,020,465
Net book value of Healthbridge, Inc.	-	-	20,500	2	(2)	-	-	-
Dividends-in-kind	-	-	50,202	5	2,008,091	-	(2,008,096)	-
Debt	-	-	242,500	23	999,978	-	-	1,000,001
Reverse acquisition with Healthbridge, Inc. and Wattmonitor, Inc.	-	-	147,500	15	798,046	-	-	798,061
Common stock offering costs	-	-	-	-	(105,000)	-	-	(105,000)
Reverse acquisition, retirement of old shares of Wattmonitor, Inc.	-	-	(147,500)	(15)	(915,627)	-	117,581	(798,061)
Share adjustment for shares previously issued	-	-	150	-	-	-	-	-
Net loss	-	-	-	-	-	-	(3,196,076)	(3,196,076)
Balance at December 31, 1999	-	-	588,864	60	4,826,564	-	(5,204,172)	(377,549)
Issuance of common stock for:								
Debt	-	-	34,950	4	349,496	-	-	349,500
Services	-	-	11,000	1	71,199	-	-	71,200
Cash	-	-	19,500	2	194,998	-	-	195,000
Accounts payable	-	-	7,500	1	74,999	-	-	75,000
Common stock offering costs	-	-	-	-	(15,600)	-	-	(15,600)
Stock option compensation expense	-	-	-	-	6,000	-	-	6,000
Net loss	-	-	-	-	-	-	(816,545)	(816,545)
Balance at December 31, 2000	- $	-	661,814 $	67 $	5,507,656 $	- $	(6,020,717) $	(512,994)

See accompanying notes to financial statements

HEALTHBRIDGE, INC.
(A Developmental Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME(continued)
February 17, 1993 (Date of Inception) to December 31, 2004

Balance forward at December 31, 2000	-	$ -	661,814	$ 67	$ 5,507,656	$ -	$ (6,020,717)	$ (512,994)
Issuance of common stock for:								
Services	-	-	84,400	9	258,941	-	-	258,950
Accounts payable	-	-	13,750	1	59,999	-	-	60,000
Debt	-	-	41,603	4	249,614	-	-	249,618
Net loss	-	-	-	-	-	-	(422,008)	(422,008)
Balance at December 31, 2001	-	-	801,567	81	6,076,210	-	(6,442,725)	(366,434)
Comprehensive loss:								
Net loss – Restated	-	-	-	-	-	-	(1,221,203)	(1,221,203)
Other comprehensive loss -								
cumulative foreign currency translation adjustment	-	-	-	-	-	4,869	-	4,869
Total comprehensive loss – Restated								(1,216,334)
Issuance of common stock for:								
Intellectual property	-	-	37,500	4	224,996	-	-	225,000
Services	-	-	143,000	14	806,086	-	-	806,100
Accounts payable and services	-	-	5,000	1	10,999	-	-	11,000
Stock option compensation expense	-	-	-	-	12,500	-	-	12,500
Balance at December 31, 2002	-	-	987,067	99	7,130,791	4,869	(7,663,928)	(528,169)
Comprehensive loss:								
Net loss – Restated	-	-	-	-	-	-	(232,560)	(232,560)
Other comprehensive loss -								
cumulative foreign currency translation adjustment	-	-	-	-	-	(806)	-	(806)
Total comprehensive loss – Restated								(233,366)
Issuance of common stock for:								
Cash	-	-	314,165	32	102,801	-	-	102,833
Services			2,100	-	3,888	-	-	3,888
Debt			1,537,048	154	475,583	-	-	475,737
Common stock offering costs	-	-	-	-	(2,000)	-	-	(2,000)
Issuance of common stock options for services	-	-	-	-	15,000	-	-	15,000
Additional shares due to rounding after reverse split	-	-	65	-	-	-	-	-
Balance at December 31, 2003	-	$ -	2,840,445	$ 285	$ 7,726,063	$ 4,063	$ (7,896,488)	$ (166,077)

See accompanying notes to financial statements

F-27

Balance forward at December 31, 2003	-	$	-	2,840,445	$	285	$	7,726,063	$	4,063	$	(7,896,488)	$	(166,077)
Issuance of common stock for:												
Debt conversion	-		-	2,735,555		273		197,673		-		-	197,946
Services				1,050,000		105		80,395					80,500
Other comprehensive loss - cumulative foreign currency translation adjustment	-		-	-		-		-		1,250		-	1,250
Net loss	-		-	-		-		-		-		(311,757)	(311,757)
Balance at December 31, 2004	-		-	6,626,065		663		8,004,131		5,313		(8,208,245)	(198,138)
Issuance of common stock for:												
Cash	-		-	7,520,000		752		2,005,248		-		-	2,006,000
Debt	-		-	2,334,841		233		349,992		-		-	350,226
Issuance of warrants for finders fees	-		-	-		-		191,400		-		-	191,400
Common stock offering costs	-		-	-		-		(125,400)		-		-	(125,400)
Other comprehensive loss - cumulative foreign currency translation adjustment	-		-	-		-		-		9,057		-	9,057
Net loss for the period	-		-	-		-		-		-		(944,857)	(944,857)
Balance at December 31, 2005	-	$	-	16,480,906	$	1,649	$	10,425,371	$	14,370	$	(9,153,101)	$	1,288,288

See accompanying notes to financial statements

F-28

HEALTHBRIDGE, INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 and 2004 and Cumulative Amounts

		2005	2004	Cumulative Amounts
Cash flows from operating activities:				
Net loss	$	(944,857)	(311,757)	(7,145,007)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Stock and stock option compensation expense		416,226	-	1,589,864
Depreciation and amortization		491	41,199	151,738
Discontinued operations		299,248	-	2,542,150
Gain on write-off of liabilities		6,422	-	(96,270)
(Increase) decrease in:				
Accounts receivable and prepaid expenses		(16,901)	122	(11,097)
Increase (decrease) in:				
Accounts payable		53,756	6,775	619,106
Accrued expenses		50,197	45,865	293,227
Related party payables		(97,438)	246,583	113,812
Net cash used in operating activities		(232,857)	28,786	(1,942,479)
Cash flows from investing activities:				
Proceeds paid for promissory notes Receivable		(3,075,000)	-	(3,075,000)
Acquisition of intangible assets		-	-	(150,398)
Acquisition of property and equipment		-	-	(3,740)
Net cash used in investing activities		(3,075,000)	-	(3,229,138)
Cash flows from financing activities:				
Proceeds from notes payable		-	-	692,999
Issuance of common stock		2,006,000	-	3,081,233
Commissions paid to raise convertible debentures		-	-	(41,673)
Proceeds from convertible debentures		3,320,000	-	3,654,173
Payments on notes payable		(29,048)	-	(194,048)
Net cash provided by financing activities		5,296,952	-	7,192,684
Change in accumulated other comprehensive income		9,057	1,250	14,370
Net increase (decrease) in cash		1,998,152	30,036	2,035,438
Cash, beginning of period		37,286	7,250	-
Cash, end of period	$	2,035,438	37,286	2,035,438

See accompanying notes to financial statements

HEALTHBRIDGE, INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

The consolidated financial statements consist of Healthbridge, Inc. (Healthbridge) and its wholly owned subsidiary, Healthbridge AG (Healthbridge AG) (collectively "the Company"). Healthbridge was organized on February 17, 1993 (date of inception) under the laws of the State of Texas. Healthbridge AG was formed as a German subsidiary during 2002.

On January 25, 2002, the Company acquired certain patents related to the infectious medical waste sterilization and disposal technologies developed in Germany. Since this time the Company's operations have consisted primarily of (1) developing a marketing philosophy and market strategy, (2) pursuing and assembling a management team, and (3) obtaining sufficient working capital through loans from shareholders and debt and equity financing. Further, the Company is considered a development stage company as defined in SFAS No. 7.

In 2005, Healthbridge decided to discontinue all operations connected to the Valides® Modular Infectious Waste Disposal System and the Medides System due to the unsatisfactory level of revenue generated to date.

On November 21, 2005, the Company announced that it had executed a letter of intent to acquire Providence Exploration, LLC ("Providence"), as a wholly owned subsidiary.

Providence is a private company, headquartered in Dallas, Texas, that intends to explore, develop and produce oil and gas from the Marble Falls and Barnett Shale formations in prospect specific areas of the Fort Worth basin. The Barnett Shale is the largest producing natural gas opportunity in Texas with an estimated twenty six trillion cubic feet (TCF) of gas. The formation underlies approximately sixteen counties including Comanche and Hamilton counties, where Providence has signed an agreement to purchase approximately 6,330 acres (about ten square miles) of oil and gas leases. Providence will retain a 90% working interest and its joint venture operating partner, Dallas-based Harding Company, will retain a 10% working interest and operations. Providence also owns and operates one drilling rig and two well service rigs based in Young County, Texas, to service the increasing demand in the exploration industry.

Principles of Consolidation

The consolidated financial statements include the accounts of Healthbridge, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. Equipment is depreciated over the assets estimated useful life which is determined to be five years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Intangible Assets

Costs associated with the acquisition of patents have been capitalized and are being amortized over their useful life of 10 years. These costs will also be reviewed quarterly by management for impairment and valuation. Such impairment will be reviewed from available information at the time such as projected cash flow analysis, sales orders and other information available to help management determine future realization of this asset. Management will write this intangible down to its net realizable value at the time of impairment appears to exist.

Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets". Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Revenue Recognition

Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment. This policy meets the criteria of Staff Accounting Bulletin 101 in that there is persuasive evidence of an existing contract or arrangement, deliver has occurred, the price is fixed and determinable and the collectibility is reasonably assured.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to deferred start-up cost. For income tax purposes start-up costs are deferred until the Company begins generating revenue, at which time the costs begin being amortized.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Earnings Per Share

The numerator for the earnings per share calculation is the net loss for the period. The denominator is the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise or conversion of warrants, options and convertible securities, if any, using the treasury stock method. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Earnings Per Share computation for Continuing operations:

	December 31,	
	2005	2004
Numerator – (loss from continuing operations) $	(645,609)	(212,923)
Denominator – weighted average number of shares outstanding	8,032,000	3,238,086
Loss per share	$ (0.08)	$ (0.07)

Earnings Per Share computation from Discontinued Operations:

	December 31.	
	2005	2004
Numerator – (loss from discontinued operations)$	(299,248)	(98,835)
Denominator – weighted average number of shares outstanding	8,032,000	3,238,086
Loss per share-discontinued operations	$ (0.04)	$ (0.03)

Earnings Per Share computation for Net Income:

	December 31,	
	2005	2004
Numerator – (Net Loss)	$ (944,857)	(311,758)
Denominator – weighted average number of shares outstanding	8,032,000	3,238,086
Loss per share	$ (0.12)	$ (0.10)

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. Dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. Dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Stock-Based Compensation

At December 31, 2005, the Company has stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations, and has adopted the disclosure provisions of SFAS 123 (R), "Share Based Payment."

Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123 (R), the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

| | Years ended December 31 | |
	2005	2004
Net loss as reported	$(795,615)	$ (311,758)
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	-
Net loss pro forma	$ (795,615)	$ (311,758)
Loss per share – basic and diluted:		
As reported	$ (.10)	$ (.10)
Pro forma	$ (.10)	$ (.10)

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. At December 31, 2005, the Company had $2,035,438 in bank deposit accounts. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentation.

Note 2 — Going Concern

As of December 31, 2005, the Company's revenue generating activities have not generated sufficient funds for profitable operations, and the Company has incurred losses since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management intends to seek additional equity funding to expand marketing efforts and product development. The continuation of the Company is dependent upon achieving a profitable level of operations as well as obtaining further long-term financing. At December 31, 2005 the Company had $2,035,438 remaining to fund its operational costs. Management plans to raise $10,000,000 in additional funds by way of common stock and debenture offerings over the next twelve months to finance the operations and capital requirements of the Company in 2006. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations. As a result, the Company may not be able to continue operations due to lack of funds to pay employees and vendors, and would not have the ability to repay loans to shareholders, officers, and other note holders. This could result in the notes becoming immediately due which could cause the company to discontinue operations due to liens or litigation.

Note 3 – Promissory Note Receivable

As of December 31, 2005, the Company has advanced $3,075,000 to Providence Exploration LLP in exchange for a secured revolving promissory note. The note is secured by the assets of Providence Exploration including all of the debtor's rights, titles and interests in certain leases of oil, gas and mineral interests located in the Comanche and Hamilton counties of Texas. The face value of the note increases to match the amounts advanced by the Company, to a maximum value of $5,000,000. The note bears interest at 7.0% per annum and is to be paid in full by December 1, 2006. As of December 31, 2005, the accrued interest was $16,901.

Note 4 – Patents

In 2002, patents were obtained pursuant to an agreement whereby the Company executed an Intellectual Property Assignment and Sale Agreement ("Agreement") with B.I.M.E. GmBH, a German corporation, and Hermann Esser and Eduard Kneifel, both German residents ("Sellers"), to acquire certain infectious medical waste sterilization and disposal technologies developed in Germany. The Agreement transfers to the Company the exclusive ownership of both the Valides® Modular Infectious Medical Waste Disposal System and the Medides System together with all the intellectual property, including the patents, patents pending, proprietary software and licenses required to manufacture, operate and market these technologies worldwide. The patents are being amortized over a definite ten year life commencing at the date of acquisition in 2002.

As of December 31, 2004, the gross carrying value of the patents was $404,446 and accumulated amortization was $121,334. In the first six months of 2005, the company recognized a further $20,222 of amortization on the patents. On June 30, 2005 the Company reviewed the carrying value of its patents and determined that the prospect of sales this year and future expected cashflow from sales of the Valides system were unknown. Therefore the Company determined that there was sufficient evidence to indicate that the carrying value of the patent asset was impaired. Pursuant to the Company's determination, it wrote off the remaining unamortized balance of $262,890 of its capitalized cost.

Total consideration for the transaction was $404,446, representing $179,446 in cash consideration through notes payable and $225,000 in non-cash consideration through the issuance of 750,000 shares restricted common stock valued at the fair market value on the date of issuance. As of December 31, 2004, the Company had paid cash to the Sellers totaling $150,398 and had issued 750,000 shares of restricted common stock. In 2005, the Company paid the outstanding balance of the note payable in cash. As of December 31, 2005, the Company has no further obligations with regards to the patents.

Note 5 — Property and Equipment

Property and equipment consist of the following at December 31, 2005:

Equipment	$	3,740
Less accumulated depreciation		(2,721)
Net Value	$	1,019

Depreciation expense for the years ended December 31, 2005 and 2004 was $491 and $753 respectively.

Note 6 – Convertible Debentures

Two convertible debentures were issued during 2002 (May 3, 2002-$75,000 and May 6, 2002-$250,000), bearing interest at 7.5% per annum, which were to mature within three years. The convertible debentures become immediately due and payable upon certain events of default unless waived by the lender. Interest on the principal amount was due annually on the anniversary date of the issue date. The conversion feature allowed the holder at any time to convert any unpaid amount of principal or interest at $5.00 per share for a period of three years from the date of issuance. In the event that the trading average price of the shares during 30 consecutive trading days is above 200% of the conversion price, conversion is enforced by the Company. Pursuant to the terms of the convertible debenture, the Company agrees to file a Registration Statement within 60 days of conversion with the U.S. Securities and Exchange Commission. The convertible debentures are secured by substantially all of the Company's assets consisting of all tangible and intangible property, but not limited to procedures, instruments, devices, equipment, research, designs, registrations, licenses, trademarks, software, patents, patents pending, "know-how" expertise, all additions and replacements to such property and any other documentation related to the Valides® and Medides systems for sterilizing and disinfecting infectious waste.

On May 6, 2005, the conversion price of the two debentures was adjusted to $0.10 per share.

The terms for these two convertible debentures were extended to May 3, 2008 and May 6, 2010, respectively pursuant to the terms of extension agreements dated March 31, 2005. The extension agreements require certain additional conditions related to the Company's obligations as follows:

1. The interest payable on the convertible debentures, as of May 4, 2005, accrues at a rate of ten percent (10%) per annum payable on a quarterly basis with the initial quarterly interest payments due on September 30, 2005 and at the end of each quarter thereafter until repayment or conversion.

2. The right to convert the whole part or any part of the principal amounts and accrued interest into shares of the Company extends until May 3, 2008 and May 6, 2010 respectively Upon conversion or repayment of the principal amounts and accrued interest, the holders of the convertible debentures are entitled to a ten percent (10%) bonus on the amount due as of such date. The market value of this bonus on the date of the extension was recorded as financing expense of $32,500.

On October 3, 2005 the Company reached an agreement with the beneficiaries of these two outstanding debentures for payment of interest accrued to September 30, 2005. The Company issued 136,298 shares of common stock to Global Convertible Megatrend Ltd. for $13,629 owed, and 56,250 shares of common stock to Max Fugman for $5,625 owed. Accrued interest for these two debentures at December 31, 2005 was approximately $8,191 and is included in accrued expenses.

Note 6 – Convertible Debentures (continued)

On November 28, 2005, the company issued seven convertible debenture certificates for the total principal sum of $3,320,000 due in full with accrued and unpaid interest on November 30, 2010. The interest at a rate of 7.0% per annum is payable on a semi-annual basis with the initial payment due on June 1, 2006. The holders of the debentures has the right to convert all or part of the principal and accrued interest into common shares of the Company at $0.35 per share at any time prior to maturity. Accrued interest for these seven debentures at December 31, 2005 was approximately $21,012 and is included in accrued expenses.

The total value of the principal of the nine convertible debentures outstanding as of December 31, 2005 was $3,645,000. Repayment of this principle is due according to the following schedule:

Year	Principal Repayment
2006	-
2007	-
2008	-
2009	-
2010	$ 3,645,000

Note 7 — Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

	Years Ended December 31,		Cumulative
	2005	2004	Amounts
Income tax benefit at statutory rate	$ (318,000)	$ (106,000)	$ (2,422,000)
Change in valuation allowance	318,000	106,000	2,422,000
	$ -	$ -	$ -

Deferred tax assets are as follows at December 31, 2005:

NOL Carry-forward	$ 2,422,000
Valuation allowance	(2,422,000)
	$ -

The Company has incurred Net Operating Losses of approximately $9,000,000. These losses will be carried forward to offset future taxable income and will expire beginning in 2014. However, realization of the future tax benefit of these carry-forwards is contingent on the Company's ability to generate positive net operations. A valuation allowance has been recorded for the full amount of the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized.

Note 8 — Related Party Transactions

Related party payables consist of amounts due to Markus Mueller, a director of the Company. Mr. Mueller advanced the Company $184,680 during 2004, and was paid back $12,600 in cash (principal and interest) and $138,680 in common stock. On October 25, 2005 the Company reached an agreement with Markus Mueller for the swap of equity for the outstanding debt as of September 30, 2005. Under such agreement the Company issued 2,092,293 shares of common stock for the cancellation of $101,500 recognized to Mr. Mueller for consulting fees, $6,000 of a cash loan, $527 in interest, and €73,826(US$88,945) of a loan to Healthbridge AG and €10,174(US$12,257) in interest.

The Company has entered into an agreement with Markus Mueller, a director of the Company for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the years ended December 31, 2005 and 2004, the Company recognized consulting expense of approximately $42,000 each year.

The Company has entered into an agreement with Nora Coccaro, the Company's President, for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the years ended December 31, 2005 and 2004, the Company recognized consulting expense of approximately $43,331 and $32,000 respectively.

Note 9 — Supplemental Cash Flow Information

During the year ended December 31, 2005, the Company issued 1,250,000 shares of common stock at $0.10 per share for a total of $125,000. The Company also issued 6,270,000 shares of common stock at $0.30 per share for a total of $1,881,000.

In connection with the offering of 6,270,000 shares common stock and $3,320,000 of convertible debentures during the year, a sales commission totaling 5% was authorized for payment to two individuals, comprising of 3% in cash and 2% in warrants to purchase 346,733 shares of Company common stock at $0.30 per share. The warrants granted have a fair market value totaling $191,400.

During the year ended December 31, 2005, the Company issued 2,334,841 shares of common stock for accounts payable of $201,212, and accrued interest of $32,038. An amount of $116,742 was recorded as a financing cost due to the premium of the prevailing market price at the time of issuance over the stated price in the share for debt swap.

During the year ended December 31, 2004, the Company issued 3,785,555 shares of common stock for accounts payable of $239,180, accrued interest of $39,265.

Actual amounts paid for interest and income taxes for the years ended December 31, 2005 and 2004 and the cumulative amounts are as follows:

	2005	2004	Cumulative Amounts
Interest	$ 46,120	$ 45,209	$ 186,740
Income taxes	$ -	$ -	$ -

Note 10 — Preferred Stock

The Company's preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at December 31, 2005.

Note 11 — Stock Options

The Company has stock option plans; which authorize the grant of stock options to eligible employees, directors, and other individuals to purchase up to an aggregate of 6,620,000 shares of common stock. All options granted under the plans are granted at current market value at date of grant, and may be exercised between one year and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring the retention of competent directors, employees, and consultants, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company. This plan has been subsequently closed, as no options are currently outstanding.

A schedule of the options outstanding is as follows:

	Number of Options		Exercise Price Per Share
Outstanding at January 1, 2003	25,000	$	1.40
Granted	25,000		.05
Exercised	(37,500)		1.40
Outstanding at December 31, 2003	12,500		.05
Granted	-		-
Exercised	-		-
Expired	(12,500)		-
Outstanding at December 31, 2004 and 2005	-	$	-

Note 12 — Warrants

During 2005, in connection with the offering of 6,270,000 shares common stock and $3,320,000 of convertible debentures during the year, a sales commission was partially paid in warrants. The warrants are exercisable in whole or in part allowing the holders to purchase 346,733 shares at an exercise price of $0.30 before the expiry date of December 1, 2010. On the date granted, the fair market value of these warrants, totaling $191,400, consisted of $68,970 for warrants issued in connection with the common stock offering and $122,430 for warrants issued in connection with the debenture offering. The value of the warrants issued in connection with the debenture offering was recorded as a financing expense.

Note 13 — Stock Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (R), "Share Based Payment" as described in Note 1.

No stock options were granted in 2005 and 2004. No stock options were outstanding at December 31, 2005.

Note 14 — Reverse Common Stock Split

Effective August 25, 2003, the Company approved a 1-for-20 reverse common stock split. All common share amounts, common stock option amounts and per share information have been retroactively adjusted to reflect this common stock split in the accompanying financial statements.

Note 15 — Fair Value of Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 16 – Discontinued Operations

Effective December 31, 2000, the Company closed its offices in Dallas, Texas, and discontinued its operations relating to the marketing and distributing of its Redloc II waste disposal system because of its inability to generate revenues due to lack of successfully obtaining contracts for its product. The Company wrote off inventory in the amount of $40,395 in accordance with SFAS No. 121 "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.*" During the fourth quarter of 2002, the Company wrote off approximately $103,000 in assumed liabilities and included in gain (loss) on discontinued operations for 2002 is a gain of $102,692, and included in cumulative amounts from inception to December 31, 2002, is a net loss of $2,893,157. There was no tax effect on this transaction due to the Company's loss position.

Effective December 31, 2005, the Company discontinued all operations connected to the Valides® Modular Infectious Waste Disposal System and the Medides System due to the unsatisfactory level of revenue generated to date. In 2005, $299,248 was recorded as the loss on discontinued operations. Included in cumulative amounts from inception to December 31, 2005 is a net loss of $514,122. There was no tax effect on this transaction due to the Company's loss position.

Note 17 — Recent Accounting Pronouncements

In December 2004, FASB issued a revision to SFAS 123 (R) "Share-Based Payment". This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. The Company does not believe adoption of this revision will have a material impact on the Company's consolidated financial statements.

In June 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 15, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements ("SFAS 54"). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe this pronouncement will have a material impact in our financial results.

In December 2004, FASB issued SFAS 153 "Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company does not believe adoption of SFAS 153 will have any impact on the Company's consolidated financial statements.

Note 17 — Recent Accounting Pronouncements (continued)

In December 2004, FASB issued SFAS 152 "Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67". This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The Company does not believe adoption of SFAS 152 will have any impact on the Company's consolidated financial statements.

In November 2004, the FASB issued SFAS 151 "Inventory Costs—an amendment of ARB No. 43". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges. . . ." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe adoption of SFAS 151 will have any impact on the Company's consolidated financial statements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING AND FINANCIAL DISCLOSURE

Providence has had no changes in or disagreements with our accountants, as to accounting or financial disclosure, over the two most recent fiscal years.

AVAILABLE INFORMATION AND REPORTS TO SECURITIES HOLDERS

Providence is subject to the informational requirements of the Securities Act. Providence files reports, proxy statements and other information with the Commission. The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The statements and forms we file with the Commission have been filed electronically and are available for viewing or copy on the Commission maintained Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address for this site can be found at: *www.sec.gov.*

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Providence's articles of incorporation provide that a director of Providence shall not be personally liable to Providence or our shareholders for monetary damages for breach of fiduciary duty as a director, except for such liability as is expressly not subject to limitation under the Texas Business Corporations Act. Providence's articles of incorporation further provide that we will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Providence or is or was serving at the request of Providence as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding to the full extent permitted by the Texas Business Corporations Act.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The securities are being registered in connection with the public offering of 12,669,920 shares of common stock and 6,523,150 shares underlying warrants to purchase common stock. All of the following expenses will be born by Providence. The amounts set forth are estimates except for the Commission registration fee:

Expense		Amount to be Paid
Securities and Exchange Commission registration fee	$	1,478.64
Attorneys' fees and expenses		40,000.00
Accountants' fees and expenses		10,000.00
Transfer agent's and registrar's fees and expenses		1,000.00
Total	$	$52,478.64

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of Providence's securities without registration within the last three years. The following securities are shares of common stock, warrants to purchase common stock, and debentures convertible into common stock. Sales which involved the use of an underwriter and commissions paid in connection with the sale of securities are noted.

Date	Shares	Name	Consideration	Price	Description	Exemption
10/30/2003	110,000	Richard Bullock	$22,000	$0.20	Cash	Reg. S / 4(2)
12/6/2003	142,500	Global Convertible Megatrend Ltd.	$35,623	$0.25	Interest due on convertible debt	Reg. S / 4(2)
12/12/2003	55,555	Union Securities Ltd.	$11,111	$0.20	Cash	Reg. S / 4(2)
12/12/2003	111,110	FE Global Undervalued Investment Ltd.	$22,222	$0.20	Cash	Reg. S / 4(2)
9/30/2004	416,667	Global Convertible Megatrend Ltd.	$25,000	$0.06	Cash	Reg. S / 4(2)
9/30/2004	237,746	Max Fugman	$14,265	$0.06	Interest due on convertible debt	Reg. S / 4(2)
3/1/2005	750,000	Global Convertible Megatrend Ltd.	$75,000	$0.10	Cash	Reg. S / 4(2)
4/8/2005	500,000	FAGEB AG	$50,000	$0.10	Cash	Reg. S / 4(2)
10/3/2005	136,298	Global Convertible Megatrend Ltd.	$13,628	$0.10	Interest due on convertible debt	Reg. S / 4(2)
10/3/2005	56,250	Max Fugman	$5,625	$0.10	Interest due on convertible debt	Reg. S / 4(2)
10/25/2005	50,000	Nora Coccaro*	$5,000	$0.10	Consulting fees	Reg. S / 4(2)
10/25/2005	2,092,293	Markus Mueller**	$209,229	$0.10	Consulting fees, interest, loans	Reg. S / 4(2)

*   Chief executive officer and director
**   Chairman of the board of directors

Date	Convertible Debenture Amount	Name	Interest Rate (semi-annual, convertible)	Due Date	Conversion Rate	Exemption
11/28/2005	$1,000,000	FAGEB AG	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$360,000	Desmodio Management, Inc.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$360,000	Capriccio Investments, Inc.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$400,000	FE Global Leveraged Invesments Ltd.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$250,000	FE Global Undervalued Investments Ltd.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$100,000	Sunshine, Inc.	7%	11/30/2010	$0.35	Reg. S
11/28/2005	$850,000	FE Global Convertible Investment Ltd.	7%	11/30/2010	$0.35	Reg. S

A sales commission was authorized in connection with the above debentures, see below (dated 12/28/2005).

Date	Shares	Name	Consideration	Price	Description	Exemption
11/23/2005	200,000	Erich Hofer	$60,000	$0.30	Cash	Reg. S
11/25/2005	340,000	Bruno Sauter	$102,000	$0.30	Cash	Reg. S
11/28/2005	400,000	Joe Eberhard	$120,000	$0.30	Cash	Reg. S
11/30/2005	340,000	Ralph Ruoss	$102,000	$0.30	Cash	Reg. S
11/30/2005	1,700,000	Nicolas Mathys	$510,000	$0.30	Cash	Reg. S
11/30/2005	1,300,000	Desmodio Management Inc.	$390,000	$0.30	Cash	Reg. S
11/30/2005	1,300,000	Capriccio Investments Inc.	$390,000	$0.30	Cash	Reg. S
12/20/2005	260,000	Bruno Sauter	$78,000	$0.30	Cash	Reg. S
12/21/2005	170,000	Dieter Schaerer	$51,000	$0.30	Cash	Reg. S
12/21/2005	260,000	Walter Roeper	$78,000	$0.30	Cash	Reg. S

A sales commission was authorized in connection with the above shares, see below (dated 12/28/2005).

Date	Warrants	Name	Exercise Price	Description	Exemption
12/28/2005	166,543	Christian Russenberger	$0.30	Commission*	Reg. S
12/28/2005	148,571	Sunshine, Inc.	$0.30	Commission**	Reg. S

*   In connection with the offering of common stock authorized between 11/23/2005 and 12/21/2005 in the aggregate amount of $1,881,000 and convertible debentures authorized on 11/28/2005 in the aggregate amount of $720,000 for a total amount of $2,601,000, a sales commission totaling 5% was authorized for payment, comprised of 3% in cash and 2% in warrants.

**   In connection with the above offering of convertible debentures authorized on 11/28/2005 in the aggregate amount of $2,600,000, a sales commission totaling 5% was authorized for payment, comprised of 3% in cash and 2% in warrants.

Date	Shares	Name	Consideration	Price	Description	Exemption
4/11/2006	867,493	Max Fugman	$86,749	$0.10	Interest due and convertible debt	Reg. S / 4(2)
4/26/2006	300,000	Nora Coccaro*	$360,000	$1.20	Services	Reg. S / 4(2)
6/15/2006	167,810	Global Convertible Megatrend Ltd.	$16,781	$0.10	Interest due on convertible debt	Reg. S / 4(2)

*   Chief executive officer and director

On July 25, 2006, Providence authorized the issuance of 6,779,640 restricted shares of common stock and authorized the delivery of 3,389,820 share purchase warrants, for cash consideration of $4,067,784 in connection with an equity financing, to 41 investors pursuant to the exemptions from registration provided by Regulation S of the Securities Act.

Shares	Warrants	Name	Exercise Price	Consideration
60,000	30,000	Roman Sandmayr	$1.00	$36,000
25,000	12,500	Roland Wiesmann	$1.00	$15,000
40,000	20,000	Markus Wassmer	$1.00	$24,000
80,000	40,000	Heidi Haefeli	$1.00	$48,000
50,000	25,000	Roger Curchod	$1.00	$30,000
170,000	85,000	Westwood Trading Ltd.	$1.00	$102,000
150,000	75,000	Brigadoon Investments Ltd.	$1.00	$90,000
50,000	25,000	Hans Peter Stocker	$1.00	$30,000
50,000	25,000	Hansruedi Schumacher	$1.00	$30,000
100,000	50,000	Daniel Beck	$1.00	$60,000
60,000	30,000	Dr. Marc-Andre Schwab	$1.00	$36,000
80,000	40,000	Dieter Schaerer	$1.00	$48,000
100,000	50,000	Klimkin Associated SA	$1.00	$60,000
100,000	50,000	Elsbeth Russenberger	$1.00	$60,000
300,000	150,000	Global Leveraged Investment	$1.00	$180,000
450,000	225,000	Global Undervalued Investment	$1.00	$270,000
100,000	50,000	George Scherrer	$1.00	$60,000
700,000	350,000	Mamo Limited	$1.00	$420,000
85,000	42,500	Ilse Kaufmann	$1.00	$51,000
250,000	125,000	Germal GMBH	$1.00	$150,000
100,000	50,000	Martin Alex Murbach	$1.00	$60,000
70,000	35,000	Wyler Esther	$1.00	$42,000

Shares	Warrants	Name	Exercise Price	Consideration
1,666,670	833,335	Nicolas Mathys	$1.00	$1,000,002
380,000	190,000	Bank Julius Baer & Co. Ltd	$1.00	$228,000
20,000	10,000	Niconsult GmbH	$1.00	$12,000
53,000	26,500	Patrick Meier	$1.00	$31,800
10,000	5,000	Vladimir Mitrovic	$1.00	$6,000
25,000	12,500	Christoph Oeschger	$1.00	$15,000
860,000	430,000	Finter Bank Zurich	$1.00	$516,000
50,000	25,000	Claire Spencer	$1.00	$30,000
100,000	50,000	Brad Holland	$1.00	$60,000
100,000	50,000	Middlemarch Partners Limited	$1.00	$60,000
100,000	50,000	Bank Vontobel AG	$1.00	$60,000
16,670	8,335	Nasim Nasir	$1.00	$10,002
25,000	12,500	Peter John Noble	$1.00	$15,000
50,000	25,000	Arno Gassner	$1.00	$30,000
50,000	25,000	Klimkin Associated SA	$1.00	$30,000
20,000	10,000	Dominik Zehnder	$1.00	$12,000
83,300	41,650	Antonio Herrero	$1.00	$49,980

On July 25, 2006, Providence authorized the issuance of 6,590,280 restricted shares of common stock and authorized the delivery of 3,295,140 share purchase warrants, for cash consideration of $3,954,168 in connection with an equity financing, to 117 investors pursuant to the exemptions from registration provided by Regulation D of the Securities Act.

Shares	Warrants	Name	Exercise Price	Consideration
83,300	41,650	Dr. Harvey Glicker	$1.00	$49,980
16,000	8,000	Victor T. Aellen	$1.00	$9,600
40,000	20,000	Steve Nelson	$1.00	$24,000
50,000	25,000	Bruce Colgin	$1.00	$30,000
333,330	166,665	Crenshaw Family Partnership, LTD	$1.00	$199,998
15,000	7,500	Theodore L Rhyne	$1.00	$9,000
20,000	10,000	Southwest Securities, Inc. FBO Steve Nelson IRA	$1.00	$12,000
30,000	15,000	Southwest Securities, Inc. FBO Mishawn M. Nelson IRA	$1.00	$18,000
100,000	50,000	James R. Foster	$1.00	$60,000
25,000	12,500	Daryl M. Anderson	$1.00	$15,000
100,000	50,000	Peter Kubin and Marie Kubin	$1.00	$60,000
50,000	25,000	Paul D. Stewart	$1.00	$30,000
166,680	83,340	William Marc Hill and Elizabeth Brogdon Hill	$1.00	$100,008
166,680	83,340	Willowbend Ventures, LP	$1.00	$100,008
50,000	25,000	David Hunter	$1.00	$30,000
100,000	50,000	Michael Crabtree	$1.00	$60,000
8,500	4,250	Meera Khedkar	$1.00	$5,100

Shares	Warrants	Name	Exercise Price	Consideration
500,000	250,000	Randall A. Crenshaw	$1.00	$300,000
50,000	25,000	Spiral Bridge Family Limited Partnership	$1.00	$30,000
33,330	16,665	Rodney Robert Martin	$1.00	$19,998
50,000	25,000	Joseph Simone	$1.00	$30,000
10,000	5,000	Kenneth W. Mullane	$1.00	$6,000
50,000	25,000	Peter E. Kenefick	$1.00	$30,000
60,000	30,000	Chris J. Kaskow	$1.00	$36,000
25,000	12,500	Sharad Khedkar	$1.00	$15,000
25,000	12,500	Billie H. Hill and Georgia M. Hill	$1.00	$15,000
10,000	5,000	Hernan P. and Beverly L. Puentes	$1.00	$6,000
66,660	33,330	Samuel Weir	$1.00	$39,996
50,000	25,000	David J. Serra	$1.00	$30,000
50,000	25,000	Rebecca L. Gettemy	$1.00	$30,000
33,330	16,665	Michael J. Schneider	$1.00	$19,998
16,670	8,335	Joseph C. Bork	$1.00	$10,002
33,330	16,665	Curry Plumbing And Heating	$1.00	$19,998
50,000	25,000	Katy M. Chen	$1.00	$30,000
50,000	25,000	Sally M. Chen	$1.00	$30,000
20,000	10,000	Gen Liang Shi	$1.00	$12,000
41,670	20,835	Jerry Hart	$1.00	$25,002
20,000	10,000	Harold Milbrodt	$1.00	$12,000
35,000	17,500	Thomas E. Jordan	$1.00	$21,000
30,000	15,000	Dr. Robert. M. Squire M.D	$1.00	$18,000
40,000	20,000	Alan Miller	$1.00	$24,000
50,000	25,000	Randy Clakson	$1.00	$30,000
35,000	17,500	Frank M. Andrews	$1.00	$21,000
40,000	20,000	Kim Davies Roth IRA	$1.00	$24,000
20,000	10,000	Michelle Maggio	$1.00	$12,000
60,000	30,000	Kate McKnight	$1.00	$36,000
25,000	12,500	Stanley Fineberg	$1.00	$15,000
25,000	12,500	Harolyn And Harvey Glicker	$1.00	$15,000
33,330	16,665	Charles Hough	$1.00	$19,998
16,670	8,335	Steven Hamilton	$1.00	$10,002
33,330	16,665	Berkeley Alliance Capital Circle	$1.00	$19,998
340,000	170,000	Barry Davis, Roth IRA	$1.00	$204,000
70,000	35,000	TTASSB Parters	$1.00	$42,000
10,000	5,000	Nachum Y. Klar	$1.00	$6,000
50,000	25,000	Roger W. Patch Jr.	$1.00	$30,000
166,670	83,335	Alfred Berg	$1.00	$100,002
20,000	10,000	Wayne A. Reuter	$1.00	$12,000
16,670	8,335	Theodore T. Magel	$1.00	$10,002
20,000	10,000	David Hunter	$1.00	$12,000

Shares	Warrants	Name	Exercise Price	Consideration
100,000	50,000	Charles B. Crowell*	$1.00	$60,000
10,000	5,000	Frank M. Andrews	$1.00	$6,000
100,000	50,000	Barry Donnell	$1.00	$60,000
416,700	208,350	Elite Trading, LLC	$1.00	$250,020
20,000	10,000	Bennett Bouarnick	$1.00	$12,000
2,000	1,000	Michael Swanson	$1.00	$1,200
86,700	43,350	Joshua Klar	$1.00	$52,020
16,700	8,350	David Klar	$1.00	$10,020
20,000	10,000	Joseph Sorrentino	$1.00	$12,000
166,670	83,335	Crenshaw Family Partnership, LTD	$1.00	$100,002
15,000	7,500	Mary Contini	$1.00	$9,000
33,330	16,665	Mauricio A Platacuadros	$1.00	$19,998
33,330	16,665	Tom Vaughn	$1.00	$19,998
25,000	12,500	Harvey Glicker	$1.00	$15,000
16,000	8,000	Herbert Naiztat	$1.00	$9,600
250,000	125,000	Alfred Berg	$1.00	$150,000
30,000	15,000	Charles Wronski	$1.00	$18,000
15,000	7,500	Southwest Securities, Inc. FBO Steve Nelson IRA	$1.00	$9,000
15,000	7,500	Southwest Securities, Inc. FBO Mishawn M. Nelson IRA	$1.00	$9,000
16,670	8,335	Charles Harbey	$1.00	$10,002
20,000	10,000	Kevin Mcknight	$1.00	$12,000
20,000	10,000	Peter Santamaria	$1.00	$12,000
41,670	20,835	Sherman Dreiseszun	$1.00	$25,002
16,670	8,335	Dennis Estrada	$1.00	$10,002
83,340	41,670	Jerald Gunnelson	$1.00	$50,004
20,000	10,000	Rick Riley	$1.00	$12,000
92,000	46,000	Nelson Canache	$1.00	$55,200
16,670	8,335	Mauricio A. Platacuadros	$1.00	$10,002
100,000	50,000	Joseph Simone	$1.00	$60,000
10,000	5,000	Benjamin Fakheri	$1.00	$6,000
16,670	8,335	Angela K. Holahan	$1.00	$10,002
20,000	10,000	Ernest G. Ianetti	$1.00	$12,000
8,000	4,000	Victor T. Aellen	$1.00	$4,800
16,000	8,000	Leonard M. Rhoades	$1.00	$9,600
20,000	10,000	David Iannacconi	$1.00	$12,000
60,000	30,000	Chris J. Kaskow	$1.00	$36,000
83,340	41,670	Tom Vaughn	$1.00	$50,004
30,000	15,000	Mathew Todd Frailey	$1.00	$18,000
60,000	30,000	Joseph Simone	$1.00	$36,000
20,000	10,000	Robert Katan	$1.00	$12,000
20,000	10,000	David Vezzetti	$1.00	$12,000
16,670	8,335	Y. Shmuel Herz	$1.00	$10,002

Shares	Warrants	Name	Exercise Price	Consideration
30,000	15,000	Sean Hajo	$1.00	$18,000
100,000	50,000	Michael J. Simone	$1.00	$60,000
20,000	10,000	Randolph Wallace	$1.00	$12,000
20,000	10,000	Joseph Hope and Mary Lynn Ashby-Hope	$1.00	$12,000
83,000	41,500	Wayne Todd Ervin	$1.00	$49,800
10,000	5,000	V. K. Mullins	$1.00	$6,000
10,000	5,000	Carol H Cassidy	$1.00	$6,000
20,000	10,000	Sueperior Investments LLC	$1.00	$12,000
10,000	5,000	Stewart Kennedy	$1.00	$6,000
50,000	25,000	Michael J. Simone	$1.00	$30,000
100,000	50,000	Michael Monaco	$1.00	$60,000
40,000	20,000	Stewart Kennedy	$1.00	$24,000
15,000	7,500	Carla and Mark Coyle	$1.00	$9,000
10,000	5,000	Victoria Stapleton	$1.00	$6,000
17,000	8,500	Laurence Maguire	$1.00	$10,200
140,000	70,000	Martin Oring	$1.00	$84,000

*   Director

Date	Shares	Name	Consideration	Price	Description	Exemption
10/4/2006	3,500,000	Global Mineral Solutions	$1,924,800	$0.55	Per Agreement for Purchase and Sale dated February 22, 2006	Section 4(2)

Providence has paid brokers commissions on the proceeds from the above July 25, 2006 equity financings in the aggregate amount of $225,096 in cash and an aggregate of 234,690 in share purchase warrants, as follows:

Date	Warrants	Name	Commission Consideration	Exercise Price	Maturity Date	Exemption
11/7/2006	122,640	CR Innovations AG	122,640	$0.72	11/7/2009	Reg. S
11/7/2006	35,700	JTE Finanz AG	35,700	$0.72	11/7/2009	Reg. S
11/7/2006	7,350	Chris Trina	7,350	$0.72	11/7/2009	Section 4(2)
11/7/2006	1,500	Quentin Bischoff	1,500	$0.72	11/7/2009	Section 4(2)
11/7/2006	21,000	Todd McKnight	21,000	$0.72	11/7/2009	Section 4(2)
11/20/2006	46,500	BlueMont Trade & Investment Inc.	46,500	$0.72	11/20/2009	Reg. S

All of the above recent sales of unregistered securities were made in reliance upon an exemption from registration provided by either Regulation S, Regulation D, or Section 4(2) promulgated by the Commission pursuant to the Securities Act.

Providence complied with the requirements of Regulation S by having directed no offering efforts in the United States, by offering only to offerees who were outside the United States at the time the shares were issued, and ensuring that the offerees to whom the stock were issued were non-U.S. offerees with addresses in foreign countries.

Providence's Regulation D equity financing in 2006 (which shares were issued on June 25, 2006) was comprised of securities sold in the United States to accredited investors. Providence complied with the requirements of Rule 506.

Providence complied with the requirements of Section 4(2) based on the following factors: (i) the issuances were isolated private transactions by Providence which did not involve public offerings; (ii) the offerees committed to hold the stock for at least one year; (iii) there were no subsequent or contemporaneous public offerings of the stock; (iv) the stock was not broken down into smaller denominations; and (v) the negotiations for the offerings of the stock took place directly between the offerees and Providence.

INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit No.	Description
3(i)(a)	Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(i)(b)	Amendment to Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(i)(c)	Amendment to Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(i)(d)	Amended and Restated Articles of Incorporation (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(i)(e)	Articles of Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference from the Form 10-QSB filed with the Commission on November 17, 2003).
3(i)(f)	Amendment to the Amended and Restated Articles of Incorporation (incorporated by reference from the Form 8-K filed with the Commission on October 2, 2006).
3(ii)(a)	Bylaws of Providence (incorporated by reference from the Form 10-SB filed with the Commission on April 17, 2000).
3(ii)(b)	Amended and Restated Bylaws of Providence (incorporated by reference from the Form 8-K filed with the Commission on October 26, 2006).
5	Opinion Letter of Gerald Einhorn, dated December 21, 2006 (attached hereto on page 48).
10(i)	Joint Venture Agreement between Providence Exploration and Harding Company, dated October 1, 2005 (incorporated by reference from the Form 8-K filed with the Commission on October 2, 2006).
10(ii)	Extension of the Term of Series "A" Convertible Debenture Certificate with Max Fugman (incorporated by reference from the Form 10-KSB/A filed with the Commission on October 11, 2005).
10(iii)	Extension of the Term of Series "A" Convertible Debenture Certificate with Global Convertible Megatrend Ltd. (incorporated by reference from the Form 10-KSB/A filed with the Commission on October 11, 2005).
10(iv)	Agreement for Purchase and Sale between Providence Exploration and Global Mineral Solutions, L.P., dated February 22, 2006 (incorporated by reference from the Form 8-K filed with the Commission on October 2, 2006).
10(v)	Letter Agreement between Providence Exploration and Harding Company, dated March 30, 2006 (attached hereto on page 50).
10(vi)	Consulting Agreement with Eastgate Associates Ltd., dated April 1, 2006 (incorporated by reference from the Form 10-QSB filed with the Commission on November 13, 2006).
10(vii)	Securities Exchange Agreement dated April 10, 2006, between Providence, Providence Exploration, and the membership unit holders of Providence Exploration (filed on Form 8-K with the Commission on April 14, 2006).
10(viii)	Note Exchange Agreement dated April 10, 2006, between Providence and the holders of certain promissory notes issued by Providence Exploration (filed on Form 8-K with the Commission on April 14, 2006).
10(ix)	Amendment to the Terms of the Securities Exchange Agreement dated effective as of May 26, 2006, between Providence, Providence Exploration, and the membership unit holders of Providence Exploration (filed on Form 8-K with the Commission on July 3, 2006).
10(x)	Amendment to the Terms of the Note Exchange Agreement dated effective as of May 26, 2006, between Providence and the holders of certain promissory notes issued by Providence Exploration (filed on Form 8-K with the Commission on July 3, 2006).
14	Code of Ethics, adopted as of March 1, 2004 (incorporated by reference from the form 10QSB filed with the Commission on November 17, 2004).
21	Subsidiaries of Providence (attached hereto on page 52).
23(i)	Consent of Independent Registered Public Accounting Firm dated January 2, 2007 (attached hereto on page 53).
23(ii)	Consent of Counsel (See Exhibit 5).

UNDERTAKINGS

Providence hereby undertakes that we will:

- File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

  - Include any prospectus required by section 10(a)(3) of the Securities Act;
  - Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
  - Include any additional or changed material information on the plan of distribution.

- For determining liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of such securities at the time as the initial bona fide offering of those securities.

- File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

- For determining liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of the registration statement pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

- For determining liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and the offering of such securities at the time as the initial bona fide offering of those securities.

- Deem each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to the offering to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus will, as to the purchaser with a time of purchase or sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Providence, pursuant to the foregoing provisions, or otherwise, Providence has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event a claim for indemnification against such liabilities, other than payment by Providence of expenses incurred or paid by a director, officer or controlling person of Providence in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, Providence will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, Providence certifies that we have reasonable grounds to believe that we meet all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on our behalf by the undersigned, hereunto duly authorized, in Vancouver, B.C., on February 26, 2007.

Providence Resources, Inc.

/s/ Nora Coccaro
Nora Coccaro, Chief Executive Officer, Chief Financial
Officer, and Principal Accounting Officer

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date
/s/ Nora Coccaro Nora Coccaro	Director	February 26, 2007
/s/ Markus Mueller Markus Mueller	Director	February 26, 2007
/s/ Randy Buchamer Randy Buchamer	Director	February 26, 2007

Exhibit 5

Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
Facsimile (801) 575-8092

February 26, 2007

Nora Coccaro, Chief Executive Officer
Providence Resources, Inc.
2610 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

I am an attorney at law, admitted to practice in the State of New York, and have been requested to provide an opinion in respect to Texas law as to whether Providence Resources, Inc. ("Providence") has legally issued a total of 12,669,920 fully paid and non-assessable common shares and 6,523,150 common shares underlying warrants which, when issued by Providence in accordance with the terms of the warrants, will be validly issued, fully paid, and non-assessable, in accordance with Texas corporate law.

In this connection I have examined and/or discussed the following documents provided by you:

1. Articles of Incorporation filed February 17, 1993 for GFB Alliance Services, Inc.
2. Articles of Amendment to Articles of Incorporation, filed July 24, 1997.
3. Articles of Amendment to Articles of Incorporation of World Staffing II, Inc., filed November 3, 1998.
4. Amended and Restated Articles of Incorporation of WattMonitor, Inc., filed May 13, 1999.
5. Articles of Amendment to the Amended and Restated Articles of Incorporation of Healthbridge, Inc., dated July 18, 2003.
6. Articles of Amendment to the Amended and Restated Articles of Incorporation of Heathbridge, Inc., dated September 29, 2006.
7. Bylaws of Providence.
8. Amended and Restated Bylaws of Providence, dated October 17, 2006.
9. Registration Statement on Form SB-2 to be filed by Providence under the Securities Act of 1933, as amended.
10. Subscription Agreements relating to the purchase of shares and warrants.

In addition, I have obtained from the Texas Secretary of State and the State Comptroller by telephone the status of Providence as an active corporation with franchise taxes paid through May 15, 2007, all as of February 26, 2007.

Based upon the foregoing documents and my opinion as to Texas corporate law, I conclude the following:

1. Providence was incorporated on February 17, 1993 in accordance with the Texas Business Corporation Act ("TBCA") and is active and in good standing as of February 26, 2007.
2. Providence is authorized to issue 100 million shares of common stock, par value $0.0001. The issuance of 19,193,070 shares and shares underlying warrants is therefore within the limits of its legal authorization.

Exhibit 5

3. Providence has no restriction or control of share ownership or transfer in the Articles of Incorporation or Bylaws, of the types contemplated by Article 2.22 (rights of refusal/mandatory purchases) or Article 2.22-1 (preemptive rights) of the TBCA. Similarly the Subscription Agreements referred to in Number 10 hereinabove contain no such restrictions on ownership or transfer.
4. Article 2.21 of the TBCA states generally that corporate stock is non-assessable.
5. Therefore, it is my opinion, that under Texas corporate law, Providence's 12,669,920 issued and outstanding common shares are legally issued, fully paid, and non-assessable, and that when issued by Providence in accordance with the terms of the warrants, the 6,523,150 common shares underlying the warrants will be legally issued, fully paid, and non-assessable.

The following qualifications and conditions apply to this opinion:

1. This opinion does not address the legality of any transaction other than the issuance and transfer of the stock which is the subject of this opinion.
2. This opinion does not address Providence's compliance with the Securities Act of 1933 or with the securities laws of any other jurisdiction.
3. This opinion does not address Providence's financial condition, its future prospects or the present and future value of its stock.
4. This opinion does not address the reasonableness or adequacy of any consideration paid for the issuance of its stock. Rather, the opinion assumes that Providence received full payment of agreed consideration, which had a value in excess of the par value of the stock.
5. This opinion assumes that all documents forming the basis of the opinion are genuine and have not been since modified or replaced.
6. This opinion assumes that there is no agreement amongst shareholders which creates a restriction on ownership or transfer of stock of the type contemplated by Article 2.22 or Article 2.22-1 of the TBCA.
7. This opinion does not address the accuracy of Providence's stock books or other ownership records, or any question of stock ownership or title.

You may attach this opinion as an exhibit to your Registration Statement to be filed with the U.S. Securities and Exchange Commission.

Sincerely,

/s/ Gerald Einhorn
Gerald Einhorn
Member, New York State Bar

Exhibit 10(v)

PROVIDENCE EXPLORATION, LLC
100 Crescent Court, 7th Floor
Dallas, Texas 75201

March 30, 2006

Harding Company
Attn: R.W. Harding
6211 West Northwest Highway
Suite C-252
Dallas, Texas 75225

      Re: ***Letter of Intent***

Dear Rick:

      Reference is made to that certain Letter of Intent – Cole/Carson Ranch Prospect dated February 21, 2006 (the "**Letter of Intent**") between Harding Company, a Texas corporation ("**Harding**"), and Providence Exploration, LLC, a Texas limited liability company ("**Providence**"). According to the Letter of Intent, Harding and Providence agreed to a framework pursuant to which Harding would acquire certain rights from Providence relating to the Project (as defined in the Letter of Intent). Based on recent discussions, Harding and Providence wish to confirm that the agreements between such parties relating to the Project are, subject to the terms of this letter, binding on the parties thereto and that no further agreement outlining or implementing their agreements regarding the Project is necessary.

      Pursuant to numbered paragraph two of the Letter of Intent, Harding agrees to operate and fund five percent (5%) of the cost of a three dimensional seismic program. The parties hereby confirm that all data obtained, processed, or derived or resulting from such program shall be owned exclusively by Providence. During the period that Harding is operating such program or any other operations on the Project, Providence will grant Harding a non-transferable license to use the information for the sole purpose of providing authorized services to Providence relating to the Project.

      Harding and Providence agree that the last sentence of the third numbered paragraph of the Letter of Intent contains a typographical error and that it should read as follows: "In the event Harding does not elect to increase its working interest in the Project to 10%, it shall participate in the 8 obligatory wells by paying Providence 5.75% of the cost of those operations on a well-by-well basis for a 5% working interest."

      Pursuant to the PSA (as defined in the Letter of Intent), Providence and Global Mineral Solutions, L.P. (seller under the PSA) were to execute and deliver a joint operating agreement at the closing of the sale of the Project contemplated in the PSA. Providence and Global have waived such requirement. Harding agrees to waive the requirement in the Letter of Intent that it have the opportunity to review such joint operating agreement and that the same be executed and delivered prior to purchasing its 5% working interest. In addition, Providence and Harding waive the execution of any joint operating agreement attached to the Letter of Intent and agree that such parties will use their reasonable efforts to negotiate in good faith to execute a mutually agreeable joint operating agreement relating to the Project. Until such time as such agreement may be executed by Providence and Harding, Providence shall maintain the right to appoint an operator for the Project.

Exhibit 10(v)

Should the above represent out mutual understanding, please execute this letter in the space provided below.

Yours very truly,

PROVIDENCE EXPLORATION, LLC

Agreed and Accepted
this 30th day of March, 2006

HARDING COMPANY

/s/ Abram Janz
Abram Janz, President

/s/ R.W. Harding
R.W. Harding, President

Exhibit 21

SUBSIDIARIES OF PROVIDENCE RESOURCES, INC.

Subsidiary	*State or other Jurisdiction of Incorporation or Organization*
Providence Exploration, LLC	Texas
PDX Drilling I, LLC	Texas (a wholly owned subsidiary of Providence Exploration, LLC)
PRT Holdings, LLC	Texas (a wholly owned subsidiary of Providence Exploration, LLC)

Exhibit 23(i)

CHISHOLM, BIERWOLF & NILSON
Certified Public Accountants

A Limited Liability
Partnership

533 W. 2600 S., Suite 250
Bountiful, Utah 84010

Office (801) 292-8756
Fax (801) 292-8809

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use of our report dated February 8, 2006, with respect to the consolidated financial statements included in the filing of the Amended Registration Statement (Form SB-2/A) of Providence Resources, Inc. (formerly HealthBridge, Inc.) for the fiscal year ended December 31, 2005 and 2004.

/s/ CHISHOLM, BIERWOLF & NILSON
Chisholm, Bierwolf & Nilson, LLC
Bountiful, UT
February 26, 2007